UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 14A
Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934


                                (AMENDMENT NO. 7)


Filed by the Registrant [_]
Filed by a Party other than the Registrant [x]

Check the appropriate box:
[x] Preliminary Proxy Statement
[_] Confidential, for Use of the Commission Only (as permitted by Rule
    14a-6(e)(2))
[_] Definitive Proxy Statement
[_] Definitive Additional Materials
[_] Soliciting Material Pursuant to ss.240.14a-12

                         FIRSTPLUS FINANCIAL GROUP, INC.
                         -------------------------------
                (Name of Registrant as Specified in its Charter)

              JAMES T. CAPRETZ, ROBERT D. DAVIS, GEORGE R. EBERTING
                       JAMES P. HANSON, DANFORD L. MARTIN
                      The FPFX SHAREHOLDER VALUE COMMITTEE)
                      -------------------------------------
      (Name of Person(s) Filing Proxy Statement, if other than Registrant)

Payment of Filing Fee (Check the appropriate box):
[x]  No fee required.
[_]  Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

     1)   Title of each class of securities to which transaction applies:
     2)   Aggregate number of securities to which transaction applies:
     3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0- 11 (set forth the amount on which the filing fee is calculated and state how it was determined):
     4)   Proposed maximum aggregate value of transaction:
     5)   Total fee paid:

[_]  Fee paid previously with preliminary materials.

[_] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     1)   Amount Previously Paid:
     2)   Form, Schedule or Registration Statement No.:
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     4)   Date Filed:


                     As filed with SEC on November 30, 2005

                      THE FPFX SHAREHOLDER VALUE COMMITTEE
                7 Egret Lane, Aliso Viejo, CA 92656, 877-639-3739

________ ____, 200_

Dear Fellow FirstPlus Financial Group, Inc Shareholder:


Pursuant to an order of the Second District Court of the State of Nevada (the "Nevada Court"), a Special Meeting of the Shareholders of FIRSTPLUS Financial Group, Inc. (the "Company") will be held on ________ __, 200_. During the last seven years the Company's incumbent management has failed to file required SEC reports including but not limited to annual reports on Form 10-K and quarterly reports on Form 10-Q's, with their required accompanying audited and un-audited financial statements (other than the 10-KSB tardily filed September 22, 2005, the 10-QSB tardily filed October 25, 2005 and the 10-QSB tardily filed October 25, 2005, and the 10-QSB filed tardily November 21, 2005). The Company has not held an annual shareholder meeting or election of directors since March 1998. The Nevada Corporate Code, at NRS 78.345, provides that "If any corporation fails to elect directors within 18 months after the last election of directors required by NRS 78.330, the district court has jurisdiction in equity, upon application of any one or more stockholders holding stock entitling them to exercise at least 15 percent of the voting power, to order the election of directors in the manner required by NRS 78.330." As a result of the efforts of a group of shareholders calling ourselves the FPFX Shareholder Value Committee (the "Committee"), together with the efforts of other shareholders, the Nevada court has ordered the Company to call and hold a meeting of shareholders to elect directors. The Committee consists of fellow shareholders James T. Capretz, Robert D. Davis, George R. Eberting, James P. Hanson, and Danford L. Martin.


The Company's failure to file required reports and hold required shareholder meetings was the result of actions or inactions of the current board of directors and/or their predecessors. At the Special Meeting of Shareholders, the current directors will attempt to have themselves re-elected as directors of the Company. The Committee believes it is in the best interests of all shareholders of the Company to replace all current directors and appoint all new directors.

The Committee's proxy statement serves as our notice of the Committee's intent to nominate an opposing slate of director candidates consisting of James T. Capretz, Robert D. Davis, James P. Hanson, and Danford L. Martin. Nominations of the Committee's candidates will be made at the Special Meeting of Shareholders in compliance with the Company's articles of incorporation. The Committee believes that it is imperative to replace the present Board of Directors, to attempt to salvage the substantial value of the Company that we believe still remains, and return that value to the current shareholders, who are the owners of the Company. As more particularly described in Schedule I below, some members of the Committee are not holding Company securities merely to recoup value, but continue to purchase and sell those securities.

We invite you to attend the Special Meeting of Shareholders to be held at Peppermill Hotel Casino, 2707 South Virginia Street, Reno, Nevada 89502, on __________, ________ __, 200_ at 10:00 a.m., Pacific Standard Time.

Enclosed is a proxy statement describing the business to be transacted at the meeting, and a yellow proxy card for use in voting at the meeting. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND PROMPTLY RETURN THE ACCOMPANYING YELLOW PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE SO THAT YOUR SHARES MAY BE REPRESENTED AT THE MEETING. Returning the yellow proxy card does not deprive you of your right to attend the meeting and to vote your shares in person. We look forward to seeing you at the meeting.

                                 Sincerely,


                                 Danford L. Martin
                                 FPFX Shareholder Value Committee member

WE URGE YOU NOT TO SIGN ANY PROXY CARD SENT TO YOU BY THE COMPANY. IF YOU HAVE ALREADY DONE SO, YOU MAY REVOKE YOUR PROXY BEFORE IT IS VOTED BY DELIVERING A LATER-DATED YELLOW PROXY CARD, OR BY VOTING IN PERSON AT THE MEETING. SEE "VOTING PROCEDURES" AND "PROXY PROCEDURES" BELOW.

                                PRELIMINARY COPY
                              SUBJECT TO COMPLETION

                                 PROXY STATEMENT
                        FPFX SHAREHOLDER VALUE COMMITTEE

            FOR SPECIAL MEETING OF SHAREHOLDERS TO ELECT DIRECTORS OF
                         FIRSTPLUS FINANCIAL GROUP, INC.

To Our Fellow FIRSTPLUS Financial Group, Inc. Stockholders:

General

     Pursuant to an order of the Second District Court of the State of Nevada (the "Nevada Court"), a Special Meeting of the Shareholders ("Special Meeting") of FirstPlus Financial Group, Inc. ("FirstPlus" or the "Company") will be held at 10:00 a.m. on ________ __, 200_. The Special Meeting will be held at Peppermill Hotel Casino, 2707 South Virginia Street, Reno, Nevada 89502, on _________, ________ __, 200_ at 10:00 a.m., Pacific Standard Time.

     This Proxy Statement and the accompanying yellow proxy card ("Committee Yellow Proxy Card") are being furnished to shareholders ("Shareholders") of FirstPlus Financial Group, Inc. in connection with the solicitation of proxies by the FPFX Shareholder Value Committee (the "Committee). The Committee consists of your fellow Stockholders James T. Capretz, Robert D. Davis, George R. Eberting, James P. Hanson, and Danford L. Martin.

     The date of this proxy statement is ________ __, 200_. The FPFX Shareholder Value Committee intends to mail the proxy statement and the attached yellow proxy card to the Shareholders of FirstPlus on or about ________ __, 200_.

     This Proxy Statement and the enclosed Committee Yellow Proxy Card are being furnished to you, the Shareholders of FirstPlus, in connection with the solicitation of proxies by the Committee for use at the Special Meeting and at any adjournments, postponements or rescheduling thereof.

     The Committee is proposing and soliciting proxies in support of a slate of four candidates to be nominated and stand for election to the Board of Directors at the Special Meeting (the "Committee Nominees"). If we become aware of additional director positions to be voted upon at the Special Meeting, or other matters that are to be considered at such meeting in addition to the election of directors, we anticipate that these proxy materials will be modified in response to such changes.

     The Committee Nominees are James T. Capretz, Robert D. Davis, James P. Hanson, and Danford L. Martin, and they will be nominated to stand for election in opposition to the nominees of the current Board of Directors.

THE COMMITTEE URGES YOU TO VOTE "FOR" THE COMMITTEE NOMINEES ON THE ENCLOSED COMMITTEE YELLOW PROXY CARD.
     As discussed in more detail under the heading "Election of Directors" in this Proxy Statement, Shareholders who vote on the Committee Yellow Proxy Card will be able to vote for the election of the four Committee Nominees. The

Committee Nominees, if elected, will constitute all of the members of the Board of Directors.

Record Date

     Only Shareholders of record at the close of business on ________ ___, 2005 (the "Record Date") are entitled to notice of, and to vote at, the Special Meeting. Based on publicly available information, we believe that the only outstanding class of securities of the Company entitled to vote at the Special Meeting is shares of the Company's voting common stock (the "Voting Common Stock"). Based on information disclosed by the Company, at the close of business on the record date, 45,340,090 shares of FirstPlus' common stock were entitled to vote.

Voting and Proxy Procedures

     Only Shareholders of record on the Record Date will be entitled to notice of and to vote at the Special Meeting. Each share is entitled to one vote. Shareholders who sell shares before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares. Shareholders of record on the Record Date will retain their voting rights in connection with the Special Meeting even if they sell such shares after the Record Date. Based on publicly available information, the Committee believes that the only outstanding class of securities of FirstPlus entitled to vote at the Special Meeting is the Voting Common Stock.

     Shares represented by properly executed Committee Yellow Proxy Cards will be voted at the Special Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Committee Nominees to the FirstPlus Board of Directors and, in the discretion of the persons named as proxies, on all other matters as may properly come before the Special Meeting.

     We are asking you to elect our Committee Nominees. The enclosed Committee Yellow Proxy Card may only be voted for our Committee Nominees and does not confer voting power with respect to the Company's nominees. Accordingly, you will not have the opportunity to vote for any of FirstPlus' nominees on our Yellow Proxy Card. You can only vote for FirstPlus' nominees by signing and returning a proxy card provided by FirstPlus. Shareholders should refer to the Company's proxy statement for the names, backgrounds, qualifications and other information concerning FirstPlus' nominees. The participants in this solicitation intend to vote all of their Shares in favor of the Committee Nominees and will not vote their shares in favor of any of FirstPlus' nominees.

Quorum

     In order to conduct any business at the Special Meeting, a quorum must be present in person or represented by valid proxies. A quorum consists of a majority of the shares of Voting Common Stock issued and outstanding on the Record Date. All Shares that are voted "FOR", "AGAINST" or "ABSTAIN" (or "WITHHOLD" in the case of election of directors) on any matter will count for purposes of establishing a quorum and will be treated as shares entitled to vote at the Special Meeting (the "Votes Present"). Pursuant to the Company bylaws, the presence in person or by proxy of a majority of the voting power of shares entitled to vote at the Special Meeting will constitute a quorum for the transaction of business.

Votes Required For Approval

     A plurality of the total votes cast ("Votes Cast") by holders of the Shares for the Nominees is required for the election of directors and the four nominees who receive the most votes will be elected (assuming a quorum is present). A vote to "WITHHOLD" for any nominee for director will be counted for purposes of determining the Votes Present, but will have no other effect on the outcome of the vote on the election of directors.

     As of the date of this filing, the members of the Committee are the beneficial owners of 4,122,305 shares of common stock of FirstPlus or 9.1 % of the outstanding amount.

Abstentions

     Abstentions will count as Votes Present for the purpose of determining whether a quorum is present. Abstentions will not be counted as Votes Cast in the election of directors.

Broker Non-Votes

     Shares held in street name that are present by proxy will be considered as votes present for purposes of determining whether a quorum is present.

     The term "broker non-vote" refers to shares held in street name that are not voted with respect to a particular matter, generally because the beneficial owner did not give any instructions to the broker as to how to vote such shares on that matter and the broker is not permitted under applicable rules to vote such shares in its discretion because of the subject matter of the proposal, but whose shares are present on at least one matter. Such shares shall be counted as Votes Present for the purpose of determining whether a quorum is present, if voting instructions are given by the beneficial owner as to at least one of the matters to be voted on. Broker non-votes will not be counted as Votes Present with respect to matters as to which the record holder has expressly not voted. Accordingly, the Committee believes that broker non-votes will have no effect upon the outcome of voting on the election of directors.

IF YOUR SHARES ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK, BANK NOMINEE OR OTHER INSTITUTION ON THE RECORD DATE, ONLY IT CAN VOTE SUCH SHARES AND ONLY UPON RECEIPT OF YOUR SPECIFIC INSTRUCTIONS. ACCORDINGLY, PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND INSTRUCT THAT PERSON TO EXECUTE ON YOUR BEHALF THE PROXY CARD AS SOON AS POSSIBLE.

Revocability of Proxies

     Any shareholder of the Company giving a proxy has the unconditional right to revoke his proxy at any time prior to the voting thereof either in person at the Special Meeting by delivering a duly executed proxy bearing a later date or by giving written notice of revocation to the company addressed to Jack Draper, President/CEO - FIRSTPLUS Financial Group, Inc., 5100 N. O'Connor Blvd, 6th Floor, Irving, TX 75039; no such revocation shall be effective, however, until such notice of revocation has been received by the Company at or prior to the Special Meeting.

     Although a revocation is effective if delivered to FIRSTPLUS, the Committee requests that photo-copies of all revocations be mailed to the Committee in care of Danford L. Martin, 7 Egret Lane, Aliso Viejo, CA 92656, so that the Committee will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding Shares.

Information about Committee and Committee Nominees

     Information concerning the Committee and the Committee Nominees, who are the participants in this solicitation of proxies (the "Participants"), is provided in this proxy statement under the headings "Election of Directors" and "Information About the Participants."

Additional Information

THIS SOLICITATION IS BEING MADE BY THE COMMITTEE, AND NOT BY OR ON BEHALF OF THE BOARD OF DIRECTORS OF FIRSTPLUS. THERE IS NO ASSURANCE THAT THE COMPANY'S NOMINEES WILL SERVE (IF ELECTED) WITH ANY OF THE COMMITTEE'S NOMINEES.

     Your vote is extremely important in deciding the future of FIRSTPLUS. We urge you to mark, sign, date and return the enclosed yellow proxy card to vote FOR the election of James T. Capretz, Robert D. Davis, James P. Hanson, and Danford L. Martin and return it TODAY in the envelope provided (no postage is required if mailed in the United States).

WE URGE YOU NOT TO SIGN ANY PROXY CARD SENT TO YOU BY FIRSTPLUS. IF YOU HAVE ALREADY DONE SO, YOU MAY REVOKE YOUR PROXY BEFORE IT IS VOTED BY DELIVERING A LATER-DATED YELLOW PROXY CARD, OR BY VOTING IN PERSON AT THE SPECIAL MEETING, OR BY DELIVERING TO FIRSTPLUS (ATTENTION: JACK DRAPER, 5100 N. O'CONNOR BLVD., 6th FLOOR, IRVING, TX 75039) WRITTEN NOTICE STATING THAT THE PROXY IS REVOKED. SEE "VOTING PROCEDURES" AND "PROXY PROCEDURES" BELOW.

     If you have any questions about giving your proxy or require assistance, please call: Danford Martin at (800) 688-7767 or (877) NEW-FPFX (877-639-3739).

                            REASONS FOR SOLICITATION

     Following are reasons the Committee is soliciting proxies from Company Shareholders to be voted in favor of the four (4) Committee Nominees: (1) Danford L. Martin, (2) James T. Capretz, (3) James P. Hanson, and (4) Robert D. Davis who are nominated for an opposing slate to Company nominated director candidates:

     o The Company has failed to hold an annual meeting or election of directors since March 1998.


     o The Company has also failed to provide audited financial statements to the shareholders for over seven (7) years (other than the 10-KSB tardily filed September 22, 2005, the 10-QSB tardily filed October 25, 2005 and the 10-QSB tardily filed October 25, 2005, and the 10-QSB filed tardily November 21, 2005).


     o Prior to the Court order for this Special Meeting, the Company had not filed annual reports on Form 10-K (as required by the Securities and Exchange Commission) since December 9, 1997. Also prior to the Court order for this Special Meeting, the Company had not filed a quarterly report on Form 10-Q (as required by the Securities and Exchange Commission) since November 16, 1998.

     o Because of the above, in March 2005, 73 shareholders of FirstPlus filed a Petition to order an election of directors of FirstPlus and a Complaint for equitable, declaratory, and injunctive relief in the matter captioned Danford L. Martin, et. al. v. FirstPlus Financial Group, Inc., et al., Case No. CV05-00465, pending in the Second Judicial District Court of the State of Nevada in and for the County of Washoe ("Nevada litigation"), as provided for by NRS 78.345: "NRS
          78.345 Election of Directors by order of court upon failure of regular election.
     1. If any corporation fails to elect directors within 18 months after the last election of directors required by NRS 78.330, the district court has jurisdiction in equity, upon application of any one or more stockholders holding stock entitling them to exercise at least 15 percent of the voting power, to order the election of directors in the manner required by NRS 78.330.
     2. The application must be made by petition filed in the county where the registered office of the corporation is located and must be brought on behalf of all stockholders desiring to be joined therein. Such notice must be given to the corporation and the stockholders as the court may direct.
     3. The directors elected pursuant to this section have the same rights, powers and duties and the same tenure of office as directors elected by the stockholders at the annual meeting held at the time prescribed therefore, next before the date of the election pursuant to this section, would have had."
     The following Committee members participated in that Shareholder Petition:
     Robert D. Davis, George R. Eberting, James P. Hanson, and Danford L Martin. As a result of this, the Court ORDERED the Company to hold a Special Election of directors in Reno, Nevada (where the Court is located). The election of directors is scheduled for ________ __, 200_.

     o The Company has failed to file federal income tax returns for the years 2002, 2003, and 2004.

     o Despite the Company's repeated promises, it has failed to restate its financial statements for the three-year period ended September 30, 1997, and has failed to obtain audited financial statements for any period following September 30, 1997 (other than the 10-KSB tardily filed September 22, 2005, the 10-QSB tardily filed October 25, 2005 and the 10-QSB tardily filed October 25, 2005).

     o The engagement letter for the Company's current auditor merely provides for the auditor to audit the Company's balance sheet as of December 31, 2004 and the related statements of operations, stockholders' equity, and cash flows for the periods ended December 31, 2003 and 2004. This leaves a black hole from October 1, 1994 through December 31, 2002.

     Summary - Because of the reasons stated above, the Committee believes that it is imperative to replace the present Board of Directors in an attempt to salvage our investment in the Company of the substantial value the Committee believe still remains, and return that value to the current shareholders, who are the owners of the Company. As a result, most of the Committee members participated in the Shareholder Petition described in the fourth bullet above. During the April 12, 2005 Hearing, Mr. Jack Draper (President of FirstPlus) introduced himself to several Shareholders (five or six). Among the Shareholders were three (Danford Martin, James Hanson, and George Eberting) who later became part of the "Committee". Danford Martin and James Hanson did not engage in conversation with Mr. Draper. Mr. Draper had a brief conversation with Mr. Eberting. As more particularly described in Schedule I below, some members of the Committee are not holding Company securities merely to recoup value, but continue to purchase and sell those securities.

Subsequently on July 13, 2005, a "Notice of Nomination" nominating seven (7) Directors was sent to the Company and their Counsel, as within the last two years, the Company had as many as 7 Directors. The Company's legal counsel notified the Committee's legal counsel that only 4 Directors will be elected at the up-coming special meeting. On July 27, 2005 a re-constituted Committee sent the Company a revision to the "Notice of Nomination" resulting with the nomination of four (4) Committee Nominees: (1) Danford L. Martin, (2) James T.

Capretz, (3) James P. Hanson, and (4) Robert D. Davis who are nominated for an opposing slate to Company's nominated director candidates. Nominations of our candidates will be made at the Special Meeting of Shareholders in compliance with the Company's articles of incorporation.




                                  PROPOSAL ONE
                              ELECTION OF DIRECTORS

Committee Nominees


     The authorized number of directors of the Company is currently established at four. All four (4) positions will be voted for at the Special Meeting. The Committee will nominate an opposing slate to replace the entire board because of their violations of shareholder rights noted above. The Committee Nominees have not been nominated by the Board. The Board has not held a shareholder meeting in over seven years, denying the Company shareholders of their right to vote. Also, there were no audited financial reports prepared over the same period (other than the 10-KSB tardily filed September 22, 2005, the 10-QSB tardily filed October 25, 2005 and the 10-QSB tardily filed October 25, 2005, and the 10-QSB filed tardily November 21,2005).


     If elected, the Committee Nominees intend to promptly perform a comprehensive review of the Company's past activities, in order to consider a course of action (and a more in-depth Business Plan) to maximize shareholder value. Furthermore the Nominees intend to hold annual shareholder meetings, oversee the issuance of audited financial statements, and keep shareholders and investors informed of the Company's progress, to the extent that available resources will allow.


     Given the lack of audited financial reports (other than the 10-KSB filed tardily September 22, 2005, and the 10-QSB filed tardily October 25,2005 and the 10-QSB filed tardily October 25,2005 and the 10-QSB filed tardily November 21,2005) and lack of shareholder meetings over the last seven years, the Committee believes that it is imperative to replace the present Board of Directors. There is no assurance that, even if our nominees are elected, they will be able to successfully carry out each of the items mentioned above.


     The Committee's proxy statement serves as our notice to nominate an opposing slate of director candidates and solicits your vote to elect the following slate, who are running in opposition to the current Board. Nominations of our candidates will be made at the Special Meeting of Shareholders in compliance with the Company's articles of incorporation.

                                Danford L. Martin
                                 James T Capretz
                                 James P. Hanson
                                 Robert D. Davis

     The following table sets forth the name, age, business address, present principal occupation and business experience for the past five years, and certain other information, with respect to each of the Committee Nominees. This information has been furnished by the respective Committee Nominees. Each of the Committee Nominees has consented to serve as a director and, if elected, would hold office until his successor is duly elected or until his earlier death, retirement, resignation or removal.

  Name (age) Address       Business Experience
  ------------------       -------------------

Danford Martin (66)        Danford L. Martin spent 35 years in the computer
7 Egret Lane               field of `IS' (Information Systems) from 1967 through
Aliso Viejo, CA 92656      2002. He worked as a consultant to several large
                           corporations the last 10 years of that period. He was principal, Chief Financial Officer and Director of
                           Millennium Information Services Inc., an `IS' consulting firm in Southern California from 1997 to 2002. Mr. Martin retired from Millennium Information
                           Services and closed his business in December, 2002.

                           Mr. Martin has also been a licensed real estate broker in California since 1975 and is currently owner and broker of the residential real estate firm Pacific Horizons. He has extensive knowledge of residential sales, property evaluations, home mortgages and loans.

                           Mr. Martin served seven years in the US. Army, with special assignments to NATO - Greece, MAAG - Iran, and 5th Army Headquarters - Chicago.

                           Mr. Martin has been an investor in FirstPlus
                           Financial Group, Inc. since 1997.

James T. Capretz (65)      James T. Capretz has been a member of the Louisiana
Capretz and Associates     State Bar since 1963, and the California State Bar
5000 Birch St. West Tower  since 1969. He has been the principal of the Newport
Suite 2500                 Beach law firm of Capretz & Associates and earlier
Newport Beach, CA 92660    law firms he founded since 1970. He is listed in the
                           Martindale-Hubbell Bar Registry of Preeminent
                           Lawyers. He was the only attorney in private practice named in the initial publication of the top 50 most influential business people in Orange County by the Orange County Business Journal.

                           Mr. Capretz was the founder and Chairman of the Board of Western Interstate Bancorp, Inc., a financial service holding company based in Irvine, California, and Citizens Thrift and Loan, a California state charted thrift and loan company, until the two companies were sold in September, 1998 to FirstPlus Financial Group, Inc., whereupon Citizens Thrift and Loan became FirstPlus Bank. Mr. Capretz has had no relationships with FirstPlus or its subsidiaries subsequent to the sale.

                           Mr. Capretz serves as Special Counsel in the national product liability class action entitled Bowling vs. Pfizer, et al. in federal district court in Cincinnati, Ohio and he holds a position of responsibility in federal class district lawsuits across the United States, since 1992. He is a Special Master for the State Bar of California and serves as a Judge Pro Tem for the Orange County Superior Court and as a member of the Arbitration Panel of the

                           Orange County Superior Court, since 1990. He is a member of the National Association of Securities Dealers Inc., Board of Arbitrators, since 1999. He periodically writes and lectures on topics of legal interest. He holds a certificate of completion from the Harvard Law School Mediation Workshop for Lawyers. He was the founder of ProMediate, an alternative dispute resolution service, which was started in 1992 to resolve complex civil litigation matters.

                           Mr. Capretz currently serves as a member of the St. Joseph Hospital Advisory Board and is a board member of the Holy Cross School in New Orleans, Louisiana. In the early 90's (1990 to 1992) Mr. Capretz was a director of Taylor Woodrow Construction Co., a California state wholly owned subsidiary of Taylor Woodrow, a publicly-held London, England corporation and of Saffel & McAdams, Inc., a commercial and industrial construction company that was based in Irvine, California. He has served as chairman of the XXIII Olympic Support Committee of the Orange County Bar Association and as a member of the bar's Real Estate section. He has also been a member of the Board of Directors of the Industrial League of Orange County; the Foundation Boards of St. Joseph's Hospital, the University of California at Irvine and the Orange County-wide Leadership Awards Committee for high school seniors, a program sponsored by the Irvine Company. He has been a member of the Chancellor's Club at the University of California at Irvine and at the University of California at Santa Barbara.

James Hanson (59)          James P. Hanson is a Certified Public Accountant with
22973 Sutro Street         the specialty designation of Personal Financial
Hayward, CA 94541          Specialist. His public accounting practice, since
                           1975, is located in Hayward, California. The firm, James P. Hanson Accountancy Corp., provides tax and accounting services as well as estate, retirement and personal financial planning services. Mr. Hanson is a 1968 graduate of Fresno State University.

                           Mr. Hanson is also a California Real Estate Licensee actively involved in mortgage financing and refinancing. Mr. Hanson is a Registered Investment Advisor (RIA) and has Series 22 and 63 NASD Securities licenses.

                           Mr. Hanson has served on the Board of Directors of TriNet Employer Group, a San Leandro, California based human resource outsourcing firm, from 1990 to August, 2005.

                           Mr. Hanson has served on the Board of Directors of the Hayward California Chamber of Commerce on and off for the past 25 years, and has just begun serving as a Director of the Hayward Rotary Club. Mr. Hanson has been serving as a Director of the Southern Alameda County Estate Planning Council since 1996.

                           Mr. Hanson also serves on the Board of Directors of St Rose Hospital Foundation as the Treasurer.

Robert D. Davis (74)       Robert D. Davis has been a Certified Public
809 Eastover Circle        Accountant from 1977 until retirement in September,
Deland, FL 32724           1997.

                           Mr. Davis entered the United States Navy in 1948 as an Apprentice Seaman. He retired from the Navy in 1969 as an officer. During his naval career he was primarily involved in intelligence, administration and personnel. He served several tours in the Pentagon in the Department of Defense, and in the Office of Naval Intelligence.

                           In 1969, Mr. Davis attended the University of Georgia. In 1970, he graduated with a Bachelor of Science degree in Computers. He was in the top 6% of his graduating class in the College of Business. In 1971, he received the Master of Accountancy degree from the University of Georgia.

                           During the period 1972 through 1974, Mr. Davis was employed as an Assistant Professor of Accounting at Valdosta State University, and University of West Georgia. During the period 1975 - 1977, Mr. Davis was employed at South East Missouri State University as an Assistant Professor of Accounting.

                           In 1977, Mr. Davis passed the Certified Public Accountant examination in Missouri and was awarded the CPA certificate. Later that year he moved to Florida where he was issued a license as a CPA.

                           Mr. Davis has been a member of the DeLand area Lions Club and served various executive positions, including a term as President.

     If the Committee Nominees are elected and take office as directors, they intend to discharge their duties in compliance with all applicable legal requirements, including the general fiduciary obligations imposed upon corporate directors. If the Committee Nominees are elected, they will not receive any compensation from the Company other than compensation regularly paid by the Company to its directors.

     Each of the Committee Nominees has consented to be named in this proxy statement and to serve as a director until the expiration of his or her respective term and until such nominee's successor has been elected and qualified or until the earlier resignation or removal of such nominee. We have no reason to believe that any of the nominees named above will be disqualified or unable or unwilling to serve if elected. However, if any of the nominees are unable to serve or for good cause will not serve, proxies may be voted for another person nominated by the Committee to fill the vacancy.

     Shares represented by properly executed Committee Yellow Proxy Cards will be voted at the Special Meeting as marked and, in the absence of specific instructions, will be voted in favor of the election of the Committee Nominees to the Board, and in the discretion of the persons named as proxies on all other matters as may properly come before the Special Meeting.

     The Committee does not intend to present any business at the Special Meeting for a vote other than the matters set forth in the Notice and has no information that others will do so. If other matters requiring a vote of the stockholders properly come before the Special Meeting, it is the intention of the person's names in the accompanying form of proxy to vote the shares represented by the proxies held by them in accordance with their judgment on such matters.

Required Vote

     The four (4) nominees receiving the highest number of votes of the shares entitled to be voted for such nominees shall be elected as Directors. Votes withheld from any Director will be counted for purposes of determining the presence or absence of a quorum for the transaction of business at the Special Meeting, but have no other legal effect upon election of Directors.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE COMMITTEE NOMINEES TO THE BOARD, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED YELLOW PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

                 QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING

HOW DO I VOTE IN PERSON?

If you owned shares of First Plus' common stock on the record date, _________ __, 2005, you may attend the special meeting and vote in person. If you are not the record holder of your shares, please refer to the discussion following the question "What if I am not the record holder of my shares?" If you hold your shares in the name of a bank or broker, you will not be able to vote in person at the special meeting, unless you have previously specially requested and obtained a "legal proxy" from your bank or broker and present it at the special meeting.

WHEN YOU SIGN AND RETURN THE YELLOW PROXY CARD YOU WILL BE VOTING FOR OUR NOMINEES TO SERVE AS DIRECTORS UNLESS YOU APPROPRIATELY MARK YOUR CARD OTHERWISE.

WE BELIEVE THAT IT IS IN THE BEST INTEREST OF SHAREHOLDERS TO ELECT OUR NOMINEES AT THE SPECIAL MEETING, AND STRONGLY RECOMMEND A VOTE "FOR" THE ELECTION OF EACH OF OUR NOMINEES AND "FOR" THE ADOPTION OF EACH OF OUR PROPOSALS (IF ANY).

HOW DO I VOTE BY PROXY?

To vote by proxy, you should complete, sign and date the enclosed yellow proxy card and return it promptly in the enclosed postage-paid envelope. To be able to vote your shares in accordance with your instructions at the special meeting, we must receive your proxy as soon as possible but in any event prior to the special meeting.

WHAT IF I AM NOT THE RECORD HOLDER OF MY SHARES?

If your shares are held in the name of a brokerage firm, bank nominee or other institution (a "Custodian"), only the Custodian can give a proxy with respect to your shares. You may have received either a blank, executed proxy card from your custodian (which you can complete and send directly to the Custodian) or an instruction card (which you can complete and return to the Custodian to direct its voting of your shares). If your Custodian has not sent you either a blank, executed proxy card or an instruction card, you may contact the Custodian directly to provide it with instructions. If you need assistance, please contact the FPFX SHAREHOLDER VALUE COMMITTEE at the address and/or phone numbers set forth below.

If your shares are held in the name of a Custodian, and you want to vote in person at the special meeting, you may request a document called a "legal proxy" from the Custodian and bring it to the special meeting. If you need assistance, please contact the FPFX SHAREHOLDER VALUE COMMITTEE at the address and/or phone numbers set forth below.

                        FPFX Shareholder Value Committee
                              c/o Danford L. Martin
                                  7 Egret Lane
                              Aliso Viejo, CA 92656
                           877-NEW-FPFX (877-639-3739)

WHAT SHOULD I DO IF I RECEIVE A PROXY CARD?

Proxies are also being solicited by the incumbent management and board of FIRSTPLUS. If you submit a proxy to us by signing and returning the enclosed yellow proxy card, then you should NOT sign or return the proxy card (or follow any voting instructions) provided by the incumbent management and Board of FIRSTPLUS unless you intend to change your vote, because only your latest-dated proxy will be counted.

If you have already sent a proxy card to FIRSTPLUS or your Broker, you may revoke it and provide your support for our nominees by signing, dating and returning the enclosed yellow proxy card.

WHAT IF I WANT TO REVOKE MY PROXY?

If you have already given a proxy, you may revoke it at any time before it is voted on your behalf. You may do so in three ways:

     o by delivering a later-dated proxy directly to the Company or to us, the Committee; or

     o by delivering a written notice of revocation directly to the Company or to us; or

     o    by voting in person at the special meeting.

SHOULD I SUBMIT A PROXY IF I PLAN TO ATTEND THE SPECIAL MEETING?

Whether you plan to attend the special meeting or not, we urge you to submit a proxy card. Returning the enclosed yellow proxy card will not affect your right to attend the special meeting and vote.

WHO CAN VOTE?

You are eligible to vote or to execute a proxy only if you owned shares of the Company's common stock on the record date for the special meeting, _______ __, 2005. Even if you sell your shares after the record date, you will retain the right to execute a proxy in connection with the special meeting. It is important that you grant a proxy regarding shares you held on the record date, or vote those shares in person, even if you no longer own those shares.

Based on information disclosed by the Company, at the close of business on the record date, 45,340,090 shares of FirstPlus' common stock were entitled to vote.

HOW MANY VOTES DO I HAVE?

With respect to each matter to be considered at the special meeting, each shareholder will have one vote for each share of First Plus's Voting Common Stock held by it on the record date.

HOW WILL MY SHARES BE VOTED?

If you give a proxy on the accompanying yellow proxy card, your shares will be voted as you direct. If you submit a proxy to the Committee without instructions, their representatives will vote your shares in favor of all of our proposals. Submitting a yellow proxy card will entitle our representatives to vote your shares in accordance with their discretion on matters not described in this proxy statement that may arise at the special meeting. As of the date of this proxy statement, we know of no such matters.

Unless a proxy specifies otherwise, it will be presumed to relate to all shares held of record on the record date by the person who submitted it.

WHAT IS A "QUORUM" AND WHY IS IT NECESSARY?

Conducting business at the special meeting requires a quorum. For a quorum to exist, shareholders representing a majority of the outstanding shares entitled to vote must be present in person or represented by proxy. Under the Nevada Business Corporation Act, First Plus's articles of incorporation and bylaws, abstentions and broker non-votes are treated as present for purposes of determining whether a quorum exists.

WHAT VOTE IS REQUIRED TO APPROVE EACH PROPOSAL AND HOW WILL VOTES BE COUNTED?

If a quorum is present, directors will be elected by a plurality of the votes cast. This means that the four (4) nominees receiving the highest number of votes will be elected as directors.

Broker-dealers do not have discretionary authority for beneficial owners in contested matters that are solicited by both contestants. Abstentions and broker non-votes with respect to beneficial owners solicited by the Committee on the one hand, or the Company, on the other hand, will not have the effect of a vote for or against the election of any nominees. The Company's articles of incorporation do not permit shareholders to cumulate their votes.

AM I ENTITLED TO APPRAISAL RIGHTS?

The Company shareholders do not have dissenter's rights of appraisal as a result of this solicitation or the adoption of any of the proposals included in this proxy statement.

HOW CAN I RECEIVE MORE INFORMATION?

If you have any questions about giving your proxy or about our solicitation, or if you require assistance, please contact the FPFX Shareholder Value Committee, % Danford L. Martin, (800) 688-7757 or (877) NEW-FPFX (877-639-3739).

                         PROXY SOLICITATION AND EXPENSES

     The solicitation to which this proxy statement relates is being made by the Participants. The Participants may solicit proxies in person and by mail, press release, advertisements in newspapers, magazines and/or trade publications, telephone, telecopy, telegraph, electronic mail, Internet (World Wide Web) publication, television, radio and newspapers. The FPFX Shareholder Value Committee's website, www.fpfx.org (currently under construction) will be used to contain soliciting material. The internet message board at ragingbull.lycos.com (devoted for FirstPlus Financial Group stock, symbol FPFX) will be used to reference the Committee's website. No person identified above has or will receive compensation for soliciting proxies.


     General Rules and Regulation pertaining to this Proxy Statement identifies a "Person Making the Solicitation" (among others) as "Any person who finances or joins with another to finance the solicitation of proxies, except persons who contribute not more than $500 and who are not otherwise participants". Persons subject to the rule above (and who contribute more than $500) need to meet the requirements of Regulation 13D-G and Regulation 14A.


     The Participants plan to employ a proxy mailing Service Company to ask banks, brokers, custodians, nominees, other institutional holders and other fiduciaries to forward all soliciting materials to the beneficial owners of the shares that those institutions hold of record. Those institutions will be reimbursed for reasonable expenses that they incur in connection with forwarding our materials and for processing proxy cards.

     The entire expense of this proxy solicitation is being borne by the Committee, except that FirstPlus has agreed to pay the actual cost of printing and mailing of Committee's proxy materials up to a cap of $20,000. The Committee may, particularly if the Committee Nominees are elected to FirstPlus' Board of Directors, seek reimbursement of its additional expenses from FirstPlus. The Committee does not intend to seek stockholder approval of any such reimbursement.

     Costs related to our solicitation of proxies include expenditures for printing, postage, legal services and other related items. Total expenditures are expected to be approximately $50,000 to $75,000. To date, the Committee has incurred approximately $31,163.00 in furtherance of our proxy solicitation, which includes litigation expenditures to date.


In the Nevada litigation, 73 shareholders of FirstPlus filed a Petition to order an election of directors fo the Company and a Complaint for equitable, declaratory, and injuntive relief. The following Committee members participated in that Shareholder Petition: Rober D. Davis, George R. Eberting, James P. Hanson, and Danford L. Martin. Total expenditures for the Nevada litigation are expected to be approximately $150,000 to $175,000. Expenditures incurred to date for the Nevada litigation is approximately $142,000, of which the Company has paid $25,000. These costs of litigation include the costs of litigation necessary to have the Nevada Court compel the special meeting and election of directors and do not include any other litigation expenses.

     Total expenditures incurred to date for the Nevada litigation and the solicitation of proxies (combined) is approximately $173,163.


                     INFORMATION CONCERNING THE PARTICIPANTS

     The Committee and the Committee Nominees for directors at the Special Meeting are "participants" (as defined in instruction 3 to Item 4 of Rule 14a-10l of the Exchange Act) in this proxy solicitation. Information relating to the beneficial ownership of common stock of FirstPlus by the participants in this solicitation and certain other information relating to the participants is set forth below and in Schedule I. None of the participants in this solicitation are party to any commercial dealings with FirstPlus or its subsidiaries required to be discussed pursuant to Schedule 14A promulgated under the Exchange Act, which governs the disclosure contained in this proxy statement.

     This proxy solicitation is being made by the FPFX Shareholder Value Committee. The FPFX Shareholder Value Committee is separate and distinct from the FPFX Steering Committee. The FPFX Steering Committee was formed in approximately June 2000. At that time, the FPFX Steering Committee's members were Greg Chase, George Davis, George R. Eberting, Dough Schlaier, and Danford
L. Martin. Shortly thereafter, Mr. Chase, Mr. Davis, and Mr. Schlaier resigned and/or were removed from the FPFX Steering Committee. In approximately October 2000, Kenneth Bolster and Rupen Gulenyan, both of whom are shareholders of the Company, joined the FPFX Steering Committee. Since November 2000, the FPFX Steering Committee's primary purpose and goal is to gather and disseminate (via electronic mail and regular mail) a newsletter to Company shareholders who requested it, sharing information of interest related to the Company. The FPFX Steering Committee is not intending to solicit proxies and the newsletters are not intended to be solicitation for a proxy or vote of any kind. On October 5, 2005, Mr. Gulenyan resigned from the FPFX Steering Committee. Thus the current members of the FPFX Steering Committee are Kenneth W. Bolster, George R. Eberting, and Danford L. Martin. Although two members of the FPFX Shareholder Value Committee (Mr. Martin and Mr. Eberting) also belong to the FPFX Steering Committee, the FPFX Steering Committee is not part of the FPFX Shareholder Value Committee. Therefore, this Proxy Statement is filed only on behalf of the FPFX Shareholder Value Committee and its members, James T. Capretz, Robert D. Davis, George R. Eberting, James P. Hanson and Danford L. Martin. The Steering Committee has established a legal action fund called the FPFX Shareholder Action Fund, part of which has been applied to the defense of George Davis in the lawsuit captioned FirstPlus Financial Group, Inc., et al. v. George T. Davis, et al., pending in the 298th District Court of Dallas County, Texas (the "Texas Litigation"), and the remainder of which has been used to bring the "Nevada litigation" against FirstPlus. The FPFX Steering Committee may have participated in the solicitation through its periodic newsletter and collections for the FPFX Shareholder Action Fund, so in that regard, Mr. Bolster is added to this Proxy Statement. This Proxy Statement also includes information regarding Shareholder who have contributed more than $500 to the FPFX Shareholder Action Fund ("Contributors"). The inclusion of information regarding the Contributors in this proxy statement is not an admission, nor shall it be construed as an admission, that the Contributors are participants in the solicitation being made by the FPFX Shareholder Value Committee, or that the Contributors are members of the FPFX Shareholder Value Committee, the FPFX Steering Committee, or any other group. Likewise, the inclusion of information regarding these shareholders in this proxy statement is not an admission, nor shall it be construed as an admission, that such shareholders are the beneficial owners of any securities described in this proxy statement.

     Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no participant or Contributor in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant or Contributor in this solicitation directly or indirectly beneficially owns any securities of FirstPlus; (iii) no participant or Contributor in this solicitation owns any securities of FirstPlus which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of FirstPlus during the past two years; (v) no part of the purchase price or market value of the securities of FirstPlus owned by any participant or Contributor in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant or Contributor in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of FirstPlus, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies;
(vii) no associate of any participant or Contributor in this solicitation owns beneficially, directly or indirectly, any securities of FirstPlus; (viii) no participant or Contributor in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of FirstPlus; (ix) no participant or Contributor in this solicitation or any of his/its associates was a party to any transaction, or series of similar transactions, since the beginning of FirstPlus' last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which FirstPlus or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000; (x) no participant or Contributor in this solicitation or any of his/its associates has any arrangement or understanding with any person with respect to any future employment by FirstPlus or its affiliates, or with respect to any future transactions to which FirstPlus or any of its affiliates will or may be a party; and (xi) no person, including the participants or Contributors in this solicitation, who is a party to an arrangement or understanding pursuant to which the Nominees are proposed to be elected has a substantial interest, direct or indirect, by security holdings or otherwise in any matter to be acted on at the Special Meeting.

     In addition, other than as set forth in this Proxy Statement, there are no contracts, arrangements or understandings entered into by the Committee, or any other participant or Contributor in this solicitation or any of their respective associates within the past year with any person with respect to any of the Company's securities, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies. In addition, other than as set forth in this Proxy Statement, none of the Committee Nominees nor members of the Committee, or any other participant or Contributor in this solicitation or any of their respective associates has been engaged in contracts, negotiations or transactions with the Company or its affiliates concerning a merger, consolidation, acquisition, tender offer or other acquisition of securities, election of directors or a sale or other transfer of a material amount of assets; or has had any other transaction with the Company or any of its executive officers, directors or affiliates that would require disclosure under the rules and regulations of the Commission.

     There are no family relationships between any of the Committee Nominee and any current director, executive officer, or Committee Nominee. However, Robert
D. Davis is a brother of George T. Davis, a prior Director of the Company and who has also served as the Trustee of the FirstPlus Financial Group, Inc. Grantor Trust.

     The Committee members are unaware of any existing company agreements with change in control provisions that may be triggered by the election of our nominees.

     The following table sets forth the name, age, business address, present principal occupation and business experience during the past five years, the name and principal business of any corporation or other organization (in which such occupations and employment were carried out) for each Committee member and/or Contributor (who contributed over $500 to the legal action fund (FPFX

Shareholder Action Fund) established by the FPFX Steering Committee) and who is not a nominee, who state that such corporations or organizations are not a parent or subsidiary or any affiliate of the Company. The inclusion of information regarding the Contributors in this proxy statement is not an admission, nor shall it be construed as an admission, that the Contributors are participants in the solicitation being made by the FPFX Shareholder Value Committee, or that the Contributors are members of the FPFX Shareholder Value Committee, the FPFX Steering Committee, or any other group. Likewise, the inclusion of information regarding these shareholders in this proxy statement is not an admission, nor shall it be construed as an admission, that such shareholders are the beneficial owners of any securities described in this proxy statement.

NAME (AGE) ADDRESS                        BUSINESS BACKGROUND

Kenneth W. Bolster (54) 8622 Vivian       Mr. Bolster worked at Crouse-Irving
Bass Way, Odessa, FL  33556               Memorial Hospital, Syracuse New York,
                                          and its subsidiary Health Care Data
                                          Systems, Inc. for twenty-four years in
                                          the Data Processing Department, in
                                          varying capacities. In 1994 Mr.
                                          Bolster retired as Senior Director of
                                          Systems Services. While at the
                                          hospital he helped establish the
                                          Crouse-Irving Memorial Hospital

                                          Federal Credit Union and also served
                                          as a member of the Board of Directors
                                          for four years. During Mr. Bolster's
                                          retirement he has been doing community
                                          service work, teaching PC skills to
                                          seniors, raising funds for local High
                                          Schools, and other such activities. He
                                          has been an active member of the local
                                          Rotary Club and has served as a
                                          Director at the local YMCA.

Forrest Caton  (54), 3019 Potosi Road,    Forrest Caton and his brother Thomas
Abilene, TX  79602                        H. Caton have been in the farming and
                                          ranching business as principles of
                                          Caton Farms Inc., Abilene, Texas for
                                          more than 25 years.

Thomas H. Caton  (65)                     Forrest Caton and his brother Thomas
Caton Farms Inc., 17620 F.M. Road         H. Caton have been in the farming and
1082, Abilene, TX  79601                  ranching business as principles of
                                          Caton Farms Inc., Abilene, Texas for
                                          more than 25 years.

Caton Farms Inc.                          Forrest Caton and his brother Thomas
17620 F.M. Road 1082                      H. Caton have been in the farming and
Abilene, TX  79601                        ranching business as principles of
                                          Caton Farms Inc., Abilene, Texas for
                                          more than 25 years.

George J. Columbo (55)                    Mr. Columbo is the owner/operator of
1629 S. Iris Way                          TGS Distributing, an independent
Lakewood, CO 80232                        wholesale distributor of key
                                          accessories supplying retail outlets
                                          such as hardware stores, grocery
                                          stores and locksmiths in a 3 state
                                          area (Colorado, Wyoming & New Mexico).
                                          He has owned this business for 6
                                          years. Prior to TGS Distributing, he
                                          owned The Postal Center Corp. for 13
                                          years, a retail business service
                                          operation specializing in mail
                                          receiving/shipping , packaging and the
                                          rental of moving equipment / supplies.

David R. Cruse (49), 405 Scott Street     Mr. Cruse has been in the home
Edwardsville, IL  62025                   remodeling business for the past 10
                                          years, using the DBA of HandyMan.

Harry Dender (51)                         Harry Dender graduated from California
20270 Ponderosa Way                       State University of Northridge
Fiddletown, CA  95629                     California in 1974 with a Bachelors of
                                          Science Degree. Upon graduation he
                                          applied a nursing program and
                                          completed an Associated Science Degree
                                          for Nursing in 1976. He has worked for
                                          the past 20 years a Kaiser Permanente
                                          Hospital in Sacramento California. He
                                          is the chairperson for the
                                          Professional Performance Committee and
                                          one of the Labor Representative for
                                          California Nurses Association at the
                                          Kaiser facility in Sacramento.

James A. Doglio (50)                      Mr. Doglio has held a number of
5358 Richards Drive                       professional and managerial positions
Mentor, OH  44060                         in the petrochemical industry. He is
                                          currently employed as a North American
                                          Regional Commercial Manger by The
                                          Lubrizol Corporation, based in
                                          Wickliffe, Ohio.

George R. Eberting (70)                   Mr. Eberting earned a B.A. in Business
732 Harvest Road, Bothell, WA  98021      Administration from the University of
                                          Administration from the University of
                                          Puget Sound, Washington, in 1959. In
                                          1964, Mr. Eberting earned an M.B.A.
                                          from the University of Washington. Mr.
                                          Eberting served as Assistant Professor
                                          of Marketing and Business Statistics,
                                          Seattle University, from 1967 to 1972.
                                          Mr. Eberting was Vice
                                          President/Director of the original
                                          Cake & Steak House, Inc. from 1972 to
                                          1973. Mr. Eberting was
                                          President/Broker of Commercial
                                          property Development Inc., from 1972
                                          to 1981. Mr. Eberting served as
                                          President/Director of Eberting Foods,
                                          Inc., from 1981 to 1990. From 1990
                                          through the present, Mr. Eberting has
                                          been an investor in real estate and
                                          owner/builder projects.

Michael Gary (58)                         Mr. Gary is currently employed as a
4113 Brook Way                            full time pharmacist with Wal-Mart
Birmingham, AL  35213                     Associates, Inc. , store #562 in
                                          Leeds, AL 35094. Employed from July
                                          1998 to present. Previously employed
                                          by Rite-Aid Pharmacy in Hueytown, AL.
                                          from approximately 1997 to 1998. He is
                                          a member of the Jefferson County, AL
                                          Pharmacists Association.

Mario Gonzalez (49)                       Mr. Gonzalez has worked for G.E.
201 178th Dr. Apt 409                     Health Care Service, Atlanta, Georgia
North Miami Beach, FL  33160              from 1995 to present.

Rupen Gulenyan (57)                       Rupen Gulenyan has been a
3040 E. Tremont Ave., Suite 201           self-employed Enrolled Tax Agent since
Bronx, NY 10461                           1985. Being in taxation as an Enrolled
                                          Agent, Mr. Gulenyan has represented a
                                          number of taxpayers and business in
                                          tax filings at the Federal and State
                                          level. Mr. Gulenyan, born in Istanbul,
                                          Turkey, came to the United States in
                                          January 1967, studied accounting and
                                          taxation in Bernard Baruch College
                                          until 1975. He became a naturalized
                                          citizen and made it possible for his
                                          parents, his two sisters and their
                                          spouses to immigrate to this country.
                                          Prior to his own practice, Mr.
                                          Gulenyan worked as an accountant for
                                          ADP of New York, Branch Motor Express
                                          Co. and Columbia Pictures Inc. for
                                          about 8 years. Mr. Gulenyan has been
                                          an investor in FirstPlus Financial
                                          Group, Inc. since 1999.

James O. Guthrie (56)                     Mr. Guthrie has been retired since
5203 Camellia Lane                        1995.
Lumberton, NC  28360

Steve M. Kutchman (54)                    Mr. Kutchman has been a Control
103 6th St., Fulton, IL  61252            Technologist for Equistar Chemicals,
                                          Clinton, Iowa since 1987.

James L. Leimach (59)                     Mr. Leimach has been employed as the
34 Sendero, Rancho Santa Margarita,       General Manager of Power Nissan
CA 92688                                  Torrance for the past 10 years. The
                                          address is 20710 Hawthorne Blvd,
                                          Torrance, CA, 90503.

Thomas W. MacFarlane III (48)             California Licensed Real Estates
10252 Pinecastle Street                   Broker with over 23 years mortgage
San Diego, CA  92131                      lending experience in all facets of
                                          loan origination. Principal
                                          Broker/Owner: Security InterBank
                                          Mortgage - 1996 to Present Wholesale
                                          Lending Area Manager: Home Savings of
                                          America - 1995 to 1996 Loan
                                          Consultant: Home Savings of America -
                                          1989 to 1995 Loan Agent: Coast Federal
                                          Savings - 1983 to 1989


Robert J. Malnar (50)                     From 1984 - 1996 Mr. Malnar was at
2312 1/2 Voorhees Ave.                    V.E. Enterprises, Inc., DBA: Video
Redondo Beach, CA  990278                 Express, President, Treasurer,
                                          1984-1996, Sales and Rentals of
                                          Videotapes, Other Miscellaneous Retail
                                          Items, 6 Locations, Lawndale, Culver
                                          City, Long Beach, Hawthorne, Los
                                          Angeles, Santa Monica, California. He
                                          also served at the Illinois Department
                                          of Revenue, from March 1987 through
                                          current, as Revenue Auditor, 25 years
                                          auditing experience, auditing
                                          multi-state entities for Illinois tax
                                          exposure of sales taxes, income taxes,
                                          payroll taxes, telecom, and various
                                          other Illinois excise taxes.

Ron L. Martin (54)                        For the last 10+ years Mr. Martin has
1742 Peacock Lane                         worked as Senior Research Scientist in
Fullerton, CA  92833                      Nutrition Product Development at
                                          Access Business Group in Buena Park,
                                          California, which manufactures and
                                          markets nutritional products like
                                          vitamins/minerals and herbal
                                          supplements.

John Mazzara (41)                         Mr. Mazzara is an entrepreneur-Owner
5201 Duncraig Road                        and runs 3 different businesses. He is
Edina, MN  55436                          a Realtor and real estate broker
                                          associate with RE/MAX Associates Plus.
                                          He has been successfully selling real
                                          estate for 20 years and is in the
                                          RE/MAX Hall of Fame and is annually a
                                          member of their 100% club. He also
                                          owns Venture Development Inc-a
                                          Minnesota mortgage broker. He has
                                          owned this business for the past 11
                                          years. Venture brokers residential and
                                          commercial loans primarily in
                                          Minnesota. John is also the principal
                                          and owner of Financial Planning
                                          Associates-a financial planning firm
                                          in Minnesota.

Ronald J. Miller (54)                     2003 - 2005 John Searles Metal
1423 St. Joseph Circle                    Sculpture - Harbert, MI
St. Joseph, MI  49085                     Assistant
                                          1991 - 2003 Whirlpool Corporation -
                                          Findlay, OH
                                          Maintenance Millwright

William D. Prusaitis (51)                 Edcor Data Services, Inc., Pontiac,
503 N. Hanlon Street                      Michigan (Learning Management Systems
Westland, MI  48185                       and Tuition Assistance Programs), Nov
                                          2003 - Present CONTROLLER TeleCheck
                                          Michigan, Inc., Southfield, Michigan
                                          (Check Guarantee and Validation), Jan
                                          91 - Jan 97, Jul 99 - Nov 2003
                                          CONTROLLER / DIRECTOR OF FINANCE
                                          Credit Counseling Centers, Inc.,
                                          Farmington Hills, Michigan (Debt
                                          Management Programs and Counseling),
                                          Feb 97 - Jun 99 CONTROLLER

Welton Robinson (71), 1749 Hillview,      Mr. Robinson has owned and operated
Abilene, TX  79601                        Farm and Ranch Western Wear in
                                          Abilene, Texas for over 30 years.
                                          During this period he has also been in
                                          the farming and ranching business.

John P. Rosko (60)                        Mr. Rosko has worked for A.M.C. and
8107-61 Avenue                            then Daimler Chrysler Kenosha Engine
Kenosha, WI  53142                        Plant Located in Kenosha WI, since
                                          1974. Current position is Manager of
                                          Maintenance for the 4.0 liter Engine.

Robert E. Simpson (65)                    IBM 1963--1968 IBM System
30750 Robin Dale Drive                    Engineer/Sales U of Texas 1968--1992
Fair Oaks Ranch, TX  78015                Dir. Data Processing Ranching and
                                          Investing 1992--current

Tim M. Valles (56)                        1983 to 1996 General Manager/operating
19419 Leal Circle                         owner--West Covina Nissan. 1997 to
Cerritos, CA  90703                       2002 General Manager Assael
                                          Mitsubishi. 2002 to 2005 Owner Bel-Max
                                          Sales & Leasing, Inc. 2005 to
                                          present-- Used Car Manager--Power
                                          Nissan Torrance

William L. Westfall, CFA (52)             Mr. Westfall is a Senior Consultant
4524 Creekmeadow Dr.                      with Solomon Associates, Dallas, TX
Dallas, TX  75287                         since March 1984. He conducts
                                          benchmarking and competitive
                                          performance evaluation of oil
                                          refineries and petrochemical
                                          facilities worldwide. CFA
                                          Charterholder, 2002.

K. V. Williams (USA) 2602 Old             CEO of Hammer Williams Company, Enid,
Mallard Road, Enid, OK 73703              OK., a group of convenience stores.

David Wolff (45)                          Mr. Wolf is employed as a Senior
45 The Horseshoe                          Software Engineer and Software
Newark, DE 19711                          Engineering Manager for development of
                                          imaging products at E.I. DuPont de
                                          Nemours/Sterling Diagnostic
                                          Imaging/Hologic since 1987.

             SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     The Committee members (James T. Capretz, Robert D. Davis, George R. Eberting, James P. Hanson, and Danford L. Martin) each state that there are no Forms 3, 4 and 5 required to be filed by them.

                                  OTHER MATTERS

     The Committee is not aware of any business other than as set forth in this Proxy Statement that will be presented at the Special Meeting. Should other proposals be brought before the Special Meeting, the persons named as proxies on the enclosed proxy card will vote on such matters in their discretion.

                                   SCHEDULE 1

               INFORMATION ABOUT PARTICIPANTS IN THIS SOLICITATION

     The following table sets forth information regarding the participants in this solicitation, including information with respect to the ownership of common stock of the Company by the individual members of the Committee. All the Company shares held by the Committee are the voting class of COMMON shares.


Title of Class  Name and address of beneficial owner                 Amount and nature of beneficial ownership    Percent of
                                                                     (1)                                          class (2)
---------------------------------------------------------------------------------------------------------------------------------
Common          James T. Capretz, Capretz and Assoc.                            11,297 (3)                          0.02%
Voting          5000 Birch St. West Tower Suite 2500, Newport
                Beach CA  92660
---------------------------------------------------------------------------------------------------------------------------------
Common          Robert D. Davis, 809 Eastover Circle, Deland FL                265,699                               0.6%
Voting          32724
---------------------------------------------------------------------------------------------------------------------------------
Common          George R. Eberting, 732 Harvest Road, Bothell, WA              227,459                               0.5%
Voting          98021
---------------------------------------------------------------------------------------------------------------------------------
Common          James P. Hanson, 22973 Sutro St., Hayward, CA                  445,000 (4)                           1.0%
Voting          94541
---------------------------------------------------------------------------------------------------------------------------------
Common          Danford L. Martin, 7 Egret Lane, Aliso Viejo, CA             2,700,000 (5)                           6.0%
Voting          92656
---------------------------------------------------------------------------------------------------------------------------------
TOTAL           FPFX Shareholder Value Committee                             3,649,455 (6)                           8.0%

(1) These shares are owned of record or beneficially by the named persons and their wives.

(2)  We have been informed there are 45,340,090 Shares issued and outstanding.

(3)  Mr. Capretz votes these shares as custodian for minors.

(4) 295,000 owned by James P. and Kristy L. Hanson Living Trust 19,000 owned by James P. Hanson SIMPLE IRA 86,000 owned by James P. Hanson Accountancy Corp. Profit Sharing Pl #1 45,000 owned by James P. Hanson Accountancy

(5) Includes 832,300 shares of common stock held separately by Mr. Martin's wife.

(6) Pursuant to Rule 13d-5(b), the FPFX Shareholder Value Committee is deemed to have acquired beneficial ownership of all equity securities of the Company that are beneficially owned by its members and their wives, Danford
     L. Martin, James T. Capretz, James P. Hanson, Robert D. Davis, and George
     R. Eberting.

     Except as set forth below and in Schedule 2, to the knowledge of the Committee, no participant or contributor in this solicitation has purchased or sold securities of the Company within the past two years:

James T. Capretz  Transactions during last 24 Months, NONE

Robert D. Davis Transactions during last 24 Months, Open Market, Pink Sheets. Amounts include commission:
Date       Shares Bought   Symbol  Price/Share     Amount
10/31/2003     5,000        FPFX      .09        $  459.22
10/31/2003     5,000        FPFX      .09        $  459.00
12/14/2004    10,000        FPFX      .06        $  610.99
12/28/2004     8,000        FPFX      .048       $  384.00
12/29/2004    10,000        FPFX      .05        $  500.00
12/29/2004    10,000        FPFX      .05        $  500.00
12/29/2004        10        FPFX      .05        $     .50
12/30/2004       320        FPFX      .05        $   16.00
12/30/2004    10,000        FPFX      .05        $  500.00
12/30/2004    10,000        FPFX      .05        $  500.00
12/30/2004     9,330        FPFX      .05        $  466.30
12/31/2004       660        FPFX      .05        $   33.00
02/01/2005    56,500        FPFX      .035       $1,988.49
03/04/2005     5,000        FPFX      .085       $  435.99
03/08/2005    10,000        FPFX      .085       $  860.99
03/10/2005    10,000        FPFX      .085       $  860.99
03/11/2005    10,180        FPFX      .078       $  805.03
04/13/2005    10,000        FPFX      .0975      $  975.00
04/13/2005    10,000        FPFX      .11        $1,100.00
05/06/2005     1,333        FPFX      .15        $  199.95
05/06/2005     5,000        FPFX      .15        $  750.00
05/06/2005     8,667        FPFX      .15        $1,300.00
06/10/2005     1,000        FPFX      .18        $  180.90
06/10/2005     4,500        FPFX      .18        $  821.05
06/13/2005     5,000        FPFX      .18        $  904.50
06/13/2005     5,000        FPFX      .18        $  911.50
06/17/2005       100        FPFX      .18        $   18.07
06/17/2005     3,600        FPFX      .18        $  651.24
06/17/2005     7,500        FPFX      .18        $1,363.75
06/20/2005     3,999        FPFX      .18        $  723.42
06/20/2005     1,001        FPFX      .18        $  188.08


George R. Eberting Transactions during last 24 Months, Open Market, Pink Sheets:
Date       Shares Bought   Symbol  Price/Share     Amount
12/04/2003    15,000        FPFX      .07        $1,050.00
12/04/2003    35,000        FPFX      .075       $2,625.00
03/01/2005    15,000        FPFX      .06        $  900.00
03/10/2005    22,458        FPFX      .07        $1,572.06
03/14/2005       701        FPFX      .065       $   45.57
03/15/2005       100        FPFX      .065       $    6.50
03/15/2005    25,000        FPFX      .065       $1,625.00
04/13/2005     5,000        FPFX      .095       $  475.00
09/23/2005     5,000        FPFX      .23        $1,150.00
10/07/2005     5,000        FPFX      .20        $1,000.00
10/07/2005     5,000        FPFX      .20        $1,000.00
10/10/2005     1,200        FPFX      .18        $  216.00
10/11/2005       300        FPFX      .18        $   54.00
10/11/2005       200        FPFX      .18        $   36.00

Date       Shares Sold     Symbol  Price/Share     Amount
04/25/2005     2,000        FPFX      .18        $  360.00
04/25/2005    20,000        FPFX      .18        $3,600.00

James P. Hanson Transactions during last 24 Months, Open Market, Pink Sheets. Amounts include commission:
Date       Shares Bought   Symbol  Price/Share     Amount
12/03/03       1,000        FPFX     0.07        $   67.06
12/03/03       1,200        FPFX     0.07        $   80.47
12/03/03       5,000        FPFX     0.07        $  335.30
12/03/03       5,000        FPFX     0.07        $  360.30
12/03/03       5,000        FPFX     0.07        $  360.30
12/03/03       5,000        FPFX     0.07        $  360.30
12/03/03       5,000        FPFX     0.07        $  360.31
12/05/03       2,800        FPFX     0.08        $  225.95
12/30/03       5,000        FPFX     0.07        $  359.56
12/30/03       5,000        FPFX     0.07        $  334.56
12/30/03       5,000        FPFX     0.06        $  309.57
12/30/03       5,000        FPFX     0.06        $  309.56
01/27/04       5,000        FPFX     0.06        $  314.98
01/27/04       5,000        FPFX     0.06        $  314.97
11/29/04       1,500        FPFX     0.05        $   77.99
11/29/04       3,500        FPFX     0.05        $  181.98
11/29/04       5,000        FPFX     0.05        $  259.98
11/29/04      10,000        FPFX     0.06        $  619.95
11/29/04      10,000        FPFX     0.06        $  569.95
03/11/05      10,000        FPFX     0.07        $  709.95
04/13/05      10,000        FPFX     0.10        $1,009.95
04/13/05      10,000        FPFX     0.11        $1,059.95
04/13/05      10,000        FPFX     0.09        $  859.95
04/19/05      10,000        FPFX     0.15        $1,509.95
05/06/05       5,000        FPFX     0.16        $  809.95
05/24/05       5,000        FPFX     0.15        $  759.95
05/27/05       5,000        FPFX     0.15        $  759.95
08/18/05      10,000        FPFX     0.16        $1,609.95
09/23/05       5,000        FPFX     0.18        $  909.95
10/13/05       5,000        FPFX     0.18        $  909.95
10/13/05       5,000        FPFX     0.17        $  859.95

Date       Shares Sold     Symbol  Price/Share     Amount
12/30/04       2,000        FPFX     0.04        $   88.01
12/30/04       3,000        FPFX     0.04        $  132.01
12/30/04       4,500        FPFX     0.04        $  198.01
12/30/04         500        FPFX     0.04        $   22.00
05/02/04       5,000        FPFX     0.20        $  990.00

Danford L. Martin Transactions during last 24 Months, Open Market, Pink Sheets. Trades are listed by settlement date.
Amounts include commission:
Date       Shares Bought   Symbol  Price/Share     Amount
9/10/2003        300        FPFX     .08         $   29.00
9/17/2003      5,000        FPFX     .06         $  305.00
9/17/2003      1,000        FPFX     .06         $   65.00
9/19/2003      5,000        FPFX     .06         $  305.00
9/22/2003      5,000        FPFX     .06         $  305.00
9/23/2003      1,000        FPFX     .065        $   70.00
9/24/2003      1,000        FPFX     .065        $   82.00
10/02/2003     1,000        FPFX     .065        $   70.00
10/08/2003     5,000        FPFX     .065        $  330.00
11/25/2003     5,000        FPFX     .07         $  360.00
11/26/2003     5,000        FPFX     .07         $  355.00
11/26/2003     5,000        FPFX     .065        $  330.00
11/26/2003     1,000        FPFX     .07         $   75.00
1/07/2004      1,000        FPFX     .07         $   75.00
1/08/2004      5,000        FPFX     .075        $  385.00

1/08/2004      5,000        FPFX     .075        $  380.00
1/09/2004      5,000        FPFX     .075        $  385.00
1/09/2004      5,000        FPFX     .07         $  355.00
1/12/2004      5,000        FPFX     .07         $  360.00
1/13/2004      5,000        FPFX     .065        $  335.00
1/13/2004      5,000        FPFX     .065        $  330.00
1/13/2004      5,000        FPFX     .065        $  330.00
1/13/2004      5,000        FPFX     .065        $  335.00
1/13/2004      5,000        FPFX     .07         $  360.00
1/13/2004      5,000        FPFX     .065        $  330.00
1/13/2004      5,000        FPFX     .065        $  330.00
1/22/2004      1,000        FPFX     .07         $  075.00
1/23/2004        100        FPFX     .07         $   12.00
1/28/2004      5,000        FPFX     .07         $  355.00
1/28/2004      5,000        FPFX     .07         $  355.00
1/29/2004      5,000        FPFX     .07         $  355.00
2/03/2004        100        FPFX     .07         $   12.00
2/03/2004      1,000        FPFX     .07         $   75.00
2/06/2004        100        FPFX     .07         $   12.00
2/09/2004        100        FPFX     .07         $   12.00
2/10/2004        500        FPFX     .07         $   40.00
2/11/2004      4,500        FPFX     .07         $  320.00
2/17/2004      5,000        FPFX     .07         $  355.00
2/17/2004      5,000        FPFX     .07         $  355.00
2/18/2004      1,000        FPFX     .07         $   75.00
2/19/2004        100        FPFX     .07         $   12.00
2/19/2004      1,000        FPFX     .07         $   75.00
2/24/2004        900        FPFX     .07         $   68.00
3/09/2004      5,000        FPFX     .06         $  305.00
3/09/2004      5,000        FPFX     .06         $  305.00
3/09/2004      2,000        FPFX     .06         $  125.00
3/10/2004      5,000        FPFX     .07         $  355.00
3/12/2004      1,000        FPFX     .07         $   75.00
3/22/2004      5,000        FPFX     .06         $  310.00
3/24/2004      1,000        FPFX     .07         $   75.00
3/30/2004      5,000        FPFX     .06         $  305.00
3/30/2004      5,000        FPFX     .06         $  310.00
3/31/2004      4,000        FPFX     .06         $  245.00
4/01/2004      1,000        FPFX     .06         $   65.00
4/02/2004      1,000        FPFX     .06         $   65.00
4/07/2004      1,000        FPFX     .07         $   75.00
4/08/2004      5,000        FPFX     .07         $  355.00
4/20/2004      5,000        FPFX     .055        $  280.00
4/20/2004      1,000        FPFX     .055        $   60.00
4/20/2004      5,000        FPFX     .055        $  280.00
4/23/2004        300        FPFX     .07         $   26.00
4/28/2004      1,000        FPFX     .07         $   75.00
4/29/2004      5,000        FPFX     .06         $  305.00
4/29/2004      5,000        FPFX     .06         $  305.00
4/30/2004      5,000        FPFX     .06         $  305.00
4/30/2004      5,000        FPFX     .06         $  305.00
5/03/2004        300        FPFX     .063        $   23.90
5/04/2004      1,000        FPFX     .062        $   67.00
5/05/2004      1,000        FPFX     .062        $   67.00
5/06/2004        300        FPFX     .06         $   23.00
5/06/2004      5,000        FPFX     .055        $  280.00
5/06/2004      5,000        FPFX     .055        $  280.00
5/07/2004      5,000        FPFX     .06         $  305.00
5/10/2004      1,000        FPFX     .062        $   67.00

5/12/2004      1,100        FPFX     .062        $   73.20
5/14/2004      1,000        FPFX     .07         $   75.00
5/17/2004      1,000        FPFX     .08         $   85.00
5/18/2004      1,000        FPFX     .08         $   85.00
5/19/2004        300        FPFX     .08         $   29.00
5/25/2004      5,000        FPFX     .06         $  305.00
5/25/2004      5,000        FPFX     .06         $  305.00
5/25/2004      5,000        FPFX     .07         $  355.00
5/25/2004      1,000        FPFX     .06         $   65.00
5/25/2004      5,000        FPFX     .075        $  385.00
5/25/2004      5,000        FPFX     .06         $  305.00
5/25/2004      5,000        FPFX     .06         $  305.00
5/28/2004      5,000        FPFX     .08         $  405.00
6/01/2004      5,000        FPFX     .08         $  405.00
6/03/2004      1,000        FPFX     .08         $   85.00
6/04/2004      1,000        FPFX     .08         $   85.00
6/07/2004      5,000        FPFX     .08         $  405.00
6/09/2004      1,000        FPFX     .08         $   85.00
6/15/2004      1,000        FPFX     .08         $   85.00
6/30/2004      1,000        FPFX     .085        $   90.00
7/08/2004      1,000        FPFX     .085        $   90.00
7/12/2004      3,000        FPFX     .085        $  260.00
7/28/2004        100        FPFX     .08         $   13.00
7/29/2004        100        FPFX     .08         $   13.00
8/02/2004        100        FPFX     .08         $   13.00
8/05/2004        100        FPFX     .07         $   12.00
8/06/2004        400        FPFX     .07         $   33.00
9/15/2004      5,000        FPFX     .08         $  405.00
9/15/2004      5,000        FPFX     .08         $  405.00
10/07/2004     5,000        FPFX     .06         $  305.00
10/07/2004     5,000        FPFX     .06         $  310.00
10/07/2004     5,000        FPFX     .06         $  310.00
10/07/2004     5,000        FPFX     .075        $  380.00
10/07/2004       400        FPFX     .075        $   35.00
10/12/2004     5,000        FPFX     .07         $  360.00
11/10/2004     5,000        FPFX     .06         $  310.00
11/10/2004     5,000        FPFX     .06         $  310.00
11/10/2004     5,000        FPFX     .06         $  310.00
11/10/2004     5,000        FPFX     .06         $  305.00
11/10/2004     3,500        FPFX     .07         $  250.00
12/15/2004     5,000        FPFX     .04         $  210.00
12/15/2004     5,000        FPFX     .032        $  165.00
12/15/2004     5,000        FPFX     .032        $  165.00
12/15/2004     5,000        FPFX     .032        $  165.00
12/15/2004     5,000        FPFX     .032        $  165.00
12/15/2004     5,000        FPFX     .032        $  165.00
12/15/2004     5,000        FPFX     .032        $  165.00
12/15/2004     5,000        FPFX     .032        $  165.00
12/15/2004     5,000        FPFX     .032        $  165.00
12/15/2004     5,000        FPFX     .032        $  165.00
12/15/2004     5,000        FPFX     .06         $  305.00
12/15/2004     5,000        FPFX     .032        $  165.00
12/15/2004     5,000        FPFX     .038        $  197.50
12/15/2004     5,000        FPFX     .035        $  182.50
12/15/2004     5,000        FPFX     .04         $  205.00
12/15/2004     5,000        FPFX     .05         $  255.00
12/15/2004    40,000        FPFX     .055        $2,260.00
12/22/2004     4,000        FPFX     .07         $  285.00
12/28/2004     5,000        FPFX     .055        $  280.00
12/28/2004     5,000        FPFX     .055        $  280.00

12/28/2004     5,000        FPFX     .055        $  285.00
12/28/2004     5,000        FPFX     .055        $  280.00
12/29/2004     4,000        FPFX     .05         $  210.00
1/03/2005      5,000        FPFX     .05         $  255.00
1/04/2005      5,000        FPFX     .05         $  255.00
1/06/2005      2,000        FPFX     .05         $  105.00
1/10/2005      2,000        FPFX     .06         $  125.00
1/13/2005      5,000        FPFX     .04         $  215.00
1/13/2005      5,000        FPFX     .042        $  215.00
1/13/2005      5,000        FPFX     .042        $  215.00
1/13/2005      5,000        FPFX     .042        $  215.00
1/13/2005      5,000        FPFX     .042        $  215.00
4/18/2005     50,000        FPFX     .09         $4,575.00
4/28/2005        500        FPFX     .18         $   95.00
5/04/2005        500        FPFX     .19         $  100.00
5/04/2005        500        FPFX     .19         $  100.00
5/06/2005      1,000        FPFX     .20         $  205.00
5/11/2005      1,000        FPFX     .17         $  175.00
5/11/2005      1,000        FPFX     .17         $  175.00
5/17/2005        500        FPFX     .19         $  100.00
5/17/2005        500        FPFX     .22         $  115.00
5/18/2005        500        FPFX     .20         $  105.00
5/19/2005        250        FPFX     .20         $   55.00
5/20/2005        500        FPFX     .18         $   95.00
5/24/2005        500        FPFX     .18         $   95.00
5/25/2005        500        FPFX     .18         $   95.00
5/26/2005      1,000        FPFX     .18         $  185.00
5/27/2005        500        FPFX     .15         $   85.00
5/31/2005        500        FPFX     .18         $   95.00
6/01/2005      5,000        FPFX     .15         $  763.00
6/02/2005      5,000        FPFX     .15         $  760.00
6/02/2005      5,000        FPFX     .15         $  760.00
6/02/2005      5,000        FPFX     .15         $  755.00
6/02/2005      5,000        FPFX     .15         $  755.00
6/02/2005      5,000        FPFX     .15         $  755.00
6/02/2005      5,000        FPFX     .17         $  855.00
6/02/2005        500        FPFX     .17         $   90.00
6/06/2005        500        FPFX     .17         $   90.00
6/08/2005      1,000        FPFX     .16         $  165.00
6/09/2005      1,000        FPFX     .16         $  165.00
6/13/2005      1,000        FPFX     .18         $  185.00
6/16/2005      1,000        FPFX     .19         $  195.00
6/17/2005        500        FPFX     .19         $  100.00
6/28/2005        200        FPFX     .19         $  204.50
6/28/2005        500        FPFX     .17         $   85.00
6/29/2005      1,050        FPFX     .18         $  185.00
8/02/2005        500        FPFX     .23         $  120.00
8/04/2005      1,000        FPFX     .22         $  225.00
8/05/2005        500        FPFX     .30         $  155.00
9/29/2005      5,000        FPFX     .20         $1,010.00
9/30/2005      5,000        FPFX     .20         $1,010.00
10/03/2005    10,000        FPFX     .18         $1,820.00
10/03/2005     5,000        FPFX     .20         $1,010.00
10/05/2005       200        FPFX     .19         $   43.00

Date       Shares Sold     Symbol  Price/Share     Amount
4/19/2005      5,000        FPFX     .11         $  539.97
4/19/2005      5,000        FPFX     .11         $  539.97
4/19/2005      5,000        FPFX     .15         $  739.96
4/19/2005      5,000        FPFX     .17         $  839.96
4/19/2005      5,000        FPFX     .17         $  839.96
4/19/2005      5,000        FPFX     .17         $  839.96
4/19/2005      5,000        FPFX     .18         $  889.96
4/20/2005      5,000        FPFX     .30         $1,489.93
4/20/2005      5,000        FPFX     .30         $1,477.93
4/22/2005      5,000        FPFX     .14         $  689.97
4/22/2005      5,000        FPFX     .14         $  689.97
4/22/2005      5,000        FPFX     .14         $  689.97
5/06/2005      5,000        FPFX     .19         $  939.96
5/06/2005      5,000        FPFX     .19         $  939.96
5/16/2005      5,000        FPFX     .17         $  839.96
5/17/2005      1,750        FPFX     .18         $  304.98
5/17/2005      5,000        FPFX     .19         $  939.96
5/19/2005      5,000        FPFX     .17         $  839.96
5/19/2005      5,000        FPFX     .17         $  839.96
5/20/2005      5,000        FPFX     .18         $  889.96
5/20/2005      5,000        FPFX     .18         $  889.96
6/08/2005      1,000        FPFX     .16         $  149.99
6/16/2005      5,000        FPFX     .17         $  839.96
6/17/2005      5,000        FPFX     .17         $  839.96
6/16/2005      5,000        FPFX     .17         $  839.96
6/16/2005      5,000        FPFX     .17         $  839.96
6/16/2005      4,000        FPFX     .17         $  839.96
7/12/2005      5,000        FPFX     .16         $  789.96
7/29/2005      5,000        FPFX     .21         $1,039.95
7/29/2005      2,250        FPFX     .20         $  444.98
7/29/2005      2,000        FPFX     .20         $  394.98
8/01/2005      5,000        FPFX     .19         $  944.96
8/02/2005      5,000        FPFX     .20         $  989.95
8/02/2005      5,000        FPFX     .20         $  989.95
8/02/2005      5,000        FPFX     .20         $  989.95
8/02/2005      5,000        FPFX     .20         $  989.95
8/02/2005      5,000        FPFX     .21         $1,039.95
8/02/2005      5,000        FPFX     .21         $1,039.95
8/02/2005      5,000        FPFX     .21         $1,039.95
8/02/2005      5,000        FPFX     .21         $1,039.95
8/02/2005      5,000        FPFX     .21         $1,039.95
8/02/2005      5,000        FPFX     .21         $1,039.95
8/04/2005      5,000        FPFX     .21         $1,039.95
8/04/2005      5,000        FPFX     .21         $1,039.95
8/04/2005      5,000        FPFX     .21         $1,039.95
8/05/2005      5,000        FPFX     .27         $1,339.04
8/05/2005      3,000        FPFX     .23         $  689.97
8/05/2005      1,000        FPFX     .23         $  229.99
8/05/2005      1,000        FPFX     .23         $  219.99
8/08/2005      5,000        FPFX     .27         $1,339.94
8/08/2005      5,000        FPFX     .27         $1,339.94
8/08/2005      5,000        FPFX     .27         $1,339.94

Wife of Danford L. Martin Transactions during last 24 Months, Open Market, Pink Sheets. Trades are listed by settlement date. Amounts include commission:
Date       Shares Bought   Symbol  Price/Share     Amount
11/10/2003       300        FPFX     .089        $   31.70
11/13/2003     3,000        FPFX     .075        $  235.00
11/28/2003     5,000        FPFX     .07         $  355.00
12/01/2003     5,000        FPFX     .07         $  355.00
12/08/2003     5,000        FPFX     .07         $  355.00
12/08/2003     1,000        FPFX     .075        $   80.00
12/08/2003     1,000        FPFX     .075        $   80.00
12/08/2003     5,000        FPFX     .07         $  355.00
12/09/2003     1,000        FPFX     .075        $   80.00
12/10/2003     1,000        FPFX     .08         $   85.00
12/15/2003     1,000        FPFX     .08         $   85.00
12/16/2003     5,000        FPFX     .08         $  405.00
12/16/2003     5,000        FPFX     .07         $  360.00
12/17/2003     5,000        FPFX     .08         $  405.00
12/17/2003     1,000        FPFX     .08         $   85.00
12/24/2003     1,000        FPFX     .08         $   85.00
12/29/2003     5,000        FPFX     .08         $  405.00
1/02/2004      5,000        FPFX     .08         $  405.00
1/02/2004      5,000        FPFX     .075        $  385.00
1/06/2004      5,000        FPFX     .065        $  335.00
1/06/2004      5,000        FPFX     .065        $  335.00
1/06/2004      5,000        FPFX     .065        $  335.00
1/06/2004      5,000        FPFX     .065        $  335.00
1/06/2004      5,000        FPFX     .065        $  335.00
1/06/2004      5,000        FPFX     .065        $  335.00
11/17/2004     5,000        FPFX     .06         $  305.00
11/17/2004     5,000        FPFX     .06         $  310.00
11/18/2004     5,000        FPFX     .065        $  330.00
11/22/2004     5,000        FPFX     .06         $  310.00
12/02/2004     5,000        FPFX     .045        $  235.00
12/02/2004     5,000        FPFX     .045        $  230.00
12/02/2004     2,400        FPFX     .045        $  113.00
12/02/2004     4,000        FPFX     .045        $  185.00
12/02/2004     5,000        FPFX     .045        $  230.00
12/03/2004     5,000        FPFX     .045        $  230.00
12/03/2004     5,000        FPFX     .045        $  230.00
12/03/2004     5,000        FPFX     .045        $  230.00
12/03/2004     5,000        FPFX     .045        $  230.00
12/08/2004     5,000        FPFX     .045        $  230.00
12/09/2004     5,000        FPFX     .045        $  230.00
12/10/2004     5,000        FPFX     .04         $  205.00
12/10/2004     5,000        FPFX     .04         $  205.00
12/10/2004     5,000        FPFX     .04         $  205.00
2/04/2005      5,000        FPFX     .05         $  255.00
2/08/2005        300        FPFX     .05         $   20.00
2/08/2005      1,000        FPFX     .05         $   55.00
2/08/2005        500        FPFX     .05         $   30.00
2/11/2005      1,200        FPFX     .06         $   77.00
2/11/2005      5,000        FPFX     .06         $  310.00
2/11/2005      5,000        FPFX     .06         $  305.00
2/14/2005      5,000        FPFX     .06         $  310.00
2/15/2005      5,000        FPFX     .06         $  310.00
2/16/2005      1,000        FPFX     .06         $   65.00
2/17/2005      1,000        FPFX     .06         $   65.00
2/18/2005      1,000        FPFX     .06         $   65.00
2/28/2005      1,000        FPFX     .07         $   75.00
3/07/2005        100        FPFX     .08         $   13.00
3/09/2005        300        FPFX     .085        $   30.50
3/10/2005        300        FPFX     .085        $   30.50
3/11/2005        500        FPFX     .085        $   47.50
3/14/2005        500        FPFX     .085        $   47.50
3/16/2005        300        FPFX     .078        $   28.40
3/17/2005        500        FPFX     .069        $   39.50

3/18/2005      5,000        FPFX     .065        $  330.00
3/18/2005      5,000        FPFX     .065        $  330.00
3/18/2005      1,000        FPFX     .065        $   70.00
3/21/2005        500        FPFX     .065        $   37.50
3/22/2005      1,000        FPFX     .075        $   80.00
3/22/2005        500        FPFX     .075        $   42.50
3/24/2005        700        FPFX     .065        $   45.50
3/24/2005        300        FPFX     .065        $   29.50
3/28/2005        500        FPFX     .075        $   42.50
3/31/2005        500        FPFX     .075        $   42.50
4/01/2005        300        FPFX     .075        $   27.50
4/04/2005      1,200        FPFX     .075        $   95.00
4/20/2005        300        FPFX     .30         $   95.00
4/26/2005        300        FPFX     .18         $   59.00
4/29/2005        400        FPFX     .18         $   77.00

     Except as disclosed in this Schedule, none of the Committee members or the Committee Nominees owns any securities of the Company or any subsidiary of the Company, beneficially or of record, or was within the past year a party to any contract, arrangement or understanding with any person with respect to any such securities. Except as disclosed in this Schedule, to the knowledge of the Committee members, none of the Committee members or the Committee Nominees has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the Special Meeting.

                                   SCHEDULE 2

                         INFORMATION ABOUT CONTRIBUTORS

         The following table sets forth information regarding the Contributors of more than $500.00 to the FPFX Shareholder Action Fund, including information with respect to the ownership of common stock of the Company by the individual Contributors, and Kenneth W. Bolster, who is a member of the Steering Committee.. All the Company shares held by the Contributors are the voting class of COMMON shares. The inclusion of information regarding the Contributors in this proxy statement is not an admission, nor shall it be construed as an admission, that the Contributors are participants in the solicitation being made by the FPFX Shareholder Value Committee, or that the Contributors are members of the FPFX Shareholder Value Committee, the FPFX Steering Committee, or any other group. Likewise, the inclusion of information regarding these shareholders in this proxy statement is not an admission, nor shall it be construed as an admission, that such shareholders are the beneficial owners of any securities described in this proxy statement.

Title of Class  Name and address of beneficial owner                 Amount and nature of beneficial ownership    Percent of
                                                                     (1)                                          class (2)
---------------------------------------------------------------------------------------------------------------------------------
Common          Kenneth W. Bolster, 8622 Vivian Bass Way, Odessa,                     472,850                          1.0%
Voting          FL  33556
---------------------------------------------------------------------------------------------------------------------------------
Common          Forrest Caton, 3019 Potosi Road, Abilene, TX                          221,253                          0.5%
Voting          79602
---------------------------------------------------------------------------------------------------------------------------------
Common          Thomas H. Caton, 17620 F.M. Road 1082,  Abilene,                      250,200                          0.6%
Voting          TX  79601
---------------------------------------------------------------------------------------------------------------------------------
Common          Caton Farms Inc., 17620 F.M. Road 1082,  Abilene,                     373,175                          0.8%
Voting          TX  79601
---------------------------------------------------------------------------------------------------------------------------------
Common          George J. Columbo, 1629 S. Iris Way                                    71,000                          0.2%
Voting          Lakewood, CO  80232
---------------------------------------------------------------------------------------------------------------------------------
Common          David R. Cruse, 405 Scott Street                                       26,000                          0.1%
Voting          Edwardsville, IL  62025
---------------------------------------------------------------------------------------------------------------------------------

Title of Class  Name and address of beneficial owner                 Amount and nature of beneficial ownership    Percent of
                                                                     (1)                                          class (2)
---------------------------------------------------------------------------------------------------------------------------------
Common          Harry Dender, 20270 Ponderosa Way                                      35,000                          0.1%
Voting          Fiddletown, CA  95629
---------------------------------------------------------------------------------------------------------------------------------
Common          James A. Doglio, 5358 Richards Drive                                   70,495                          0.2%
Voting          Mentor, OH  44060
---------------------------------------------------------------------------------------------------------------------------------
Common          Michael Gary, 4113 Brook Way                                           72,350                          0.2%
Voting          Birmingham, AL  35213
---------------------------------------------------------------------------------------------------------------------------------
Common          Mario Gonzalez, 201 178th Dr. Apt 409                                 185,000                          0.4%
Voting          North Miami Beach, FL  33160
---------------------------------------------------------------------------------------------------------------------------------
Common          Rupen Gulenyan, 3040 E. Tremont Ave., Suite 201,                    3,488,300                          7.7%
Voting          Bronx, NY 10461
---------------------------------------------------------------------------------------------------------------------------------
Common          James O. Guthrie, 5203 Camellia Lane                                  150,000                          0.3%
Voting          Lumberton, NC  28360
---------------------------------------------------------------------------------------------------------------------------------
Common          Steve M. Kutchman, 103 6th Street                                     260,000                          0.6%
Voting          Fulton, IL  611252
---------------------------------------------------------------------------------------------------------------------------------
Common          James L. Leimach, 34 Sendero                                           93,840                          0.2%
Voting          Rancho Santa Margarita, CA  92688
---------------------------------------------------------------------------------------------------------------------------------
Common          Thomas W. MacFarlane III, 10252 Pinecastle St. ,                      204,000                          0.4%
Voting          San Diego, CA  92131
---------------------------------------------------------------------------------------------------------------------------------
Common          Robert J. Malnar, 2312 1/2 Voorhees Ave.                              650,133                          1.4%
Voting          Redondo Beach, CA  990278
---------------------------------------------------------------------------------------------------------------------------------
Common          Ron L. Martin, 1742 Peacock Lane                                       80,000                          0.2%
Voting          Fullerton, CA  92833
---------------------------------------------------------------------------------------------------------------------------------
Common          John Mazzara, 5201 Duncraig Road                                      440,000                          1.0%
Voting          Edina, MN  55436
---------------------------------------------------------------------------------------------------------------------------------
Common          Ronald J. Miller, 1423 St. Joseph Circle                              895,924                          2.0%
Voting          St. Joseph, MI  49085
---------------------------------------------------------------------------------------------------------------------------------

Common          William D. Prusaitis, 503 N. Hanlon Street,                           115,000                          0.3%
Voting          Westland, MI  48185

---------------------------------------------------------------------------------------------------------------------------------
Common          Welton Robinson, 1749 Hillview, Abilene, TX  79601                    336,250                          0.7%
Voting
---------------------------------------------------------------------------------------------------------------------------------
Common          John P. Rosko, 8107-61 Avenue,                                      1,075,223                          2.4%
Voting          Kenosha, WI  53142
---------------------------------------------------------------------------------------------------------------------------------
Common          Robert E. Simpson, 307 Robin Dale Drive                               553,900                          1.2%
Voting          Fair Oaks Ranch, TX  78015
---------------------------------------------------------------------------------------------------------------------------------
Common          Tim M. Valles, 19419 Leal Circle                                      351,000                          0.8%
Voting          Cerritos, CA  90703
---------------------------------------------------------------------------------------------------------------------------------
Common          William L. Westfall, 4524 Creekmeadow Dr., Dallas,                     53,000                          0.1%
Voting          TX  75287
---------------------------------------------------------------------------------------------------------------------------------
Common          K. V. Williams  (USA) 2602 Old Mallard Road,  Enid,                    57,000                          0.1%
Voting          OK  73703
---------------------------------------------------------------------------------------------------------------------------------
Common          David P. Wolff, 45 The Horseshoe                                      517,200                          1.1%
Voting          Newark, DE  19711
---------------------------------------------------------------------------------------------------------------------------------

(1) These shares are owned of record or beneficially by the named persons and their spouses.
(2)  We have been informed there are 45,340,090 Shares issued and outstanding.

     Except as set forth below and in Schedule 1, to the knowledge of the Committee, no participant or contributor in this proxy statement has purchased or sold securities of the Company within the past two years:

Kenneth W. Bolster Transactions during last 24 Months, Open Market, Pink Sheets. Amounts include commission:
Date       Shares Bought   Symbol  Price/Share     Amount
12/30/2003    75,000        FPFX     .07         $5,475.00
12/30/2003    20,000        FPFX     .065         1,355.00
12/30/2003     5,000        FPFX     .065           338.00
Forrest Caton Transactions during last 24 Months, Open Market, Pink Sheets. Amounts include commission:
Date       Shares Bought   Symbol  Price/Share      Amount
02/24/2004    10,000        FPFX    0.07         $  747.00
12/06/2004    10,000        FPFX    0.04            447.00
12/09/2004     5,000        FPFX    0.03            197.00
01/12/2005     5,000        FPFX    0.03            197.00
03/10/2005    10,000        FPFX    0.08            848.75
Thomas H. Caton Transactions during last 24 Months, Open Market, Pink Sheets. Amounts include commission:
Date       Shares Bought   Symbol  Price/Share      Amount
9/26/03        5,000        FPFX     .06         $  347.00
10/06/03       5,000        FPFX     .06         $  347.00
2/09/04       10,000        FPFX     .07         $  753.14
2/24/04       10,000        FPFX     .07         $  747.00
8/02/04       20,000        FPFX     .07         $1,477.44
12/22/04      30,000        FPFX     .06         $1,892.19
02/01/05         200        FPFX     .03         $   53.00
Caton Farms Inc. Transactions during last 24 Months, Open Market, Pink Sheets. Amounts include commission:
Date       Shares Bought   Symbol  Price/Share     Amount
9/26/03       10,000        FPFX     .06         $  647.00
9/30/03          600        FPFX     .06         $   83.00
10/2/03        2,200        FPFX     .06         $  179.00
10/6/05       17,200        FPFX     .06         $1,096.26
10/14/03      20,000        FPFX     .065        $1,374.00
10/17/03      20,000        FPFX     .07         $1,477.64
10/28/03      15,000        FPFX     .08         $1,262.19
10/28/03       5,000        FPFX     .08         $  422.72
10/29/03      10,000        FPFX     .08         $  848.75
11/30/04      50,000        FPFX     .045        $2,358.56
12/6/04       50,000        FPFX     .045        $2,358.56
2/22/05          400        FPFX     .06         $   71.00
2/23/05          200        FPFX     .06         $   20.38
2/23/05          275        FPFX     .06         $   28.01
2/23/05          500        FPFX     .06         $   50.93
2/23/05          100        FPFX     .06         $   12.18
2/24/05        1,500        FPFX     .06         $  131.70
2/24/05          200        FPFX     .06         $   17.30
2/28/05       70,000        FPFX     .07         $5,104.93
George Columbo Transactions during last 24 Months, Open Market, Pink Sheets. Amounts include commission:
Date       Shares Bought   Symbol  Price/Share     Amount
01-14-04      30,000        FPFX     .07         $2,111.00
12-10-04      10,000        FPFX     .05            511.00
12-22-04      10,000        FPFX     .05            511.00
05-17-05       1,000        FPFX     .15            161.00
David R. Cruse Transactions during last 24 Months, NONE
Harry Dender Transactions during last 24 Months, NONE

James A. Doglio Transactions during last 24 Months, Open Market, Pink Sheets. Amounts include commission:
Date       Shares Bought   Symbol  Price/Share     Amount
12/08/2003    20,000        FPFX     .08         $1,622.99
12/08/2003    10,000        FPFX     .08            822.99
12/08/2003     4,000        FPFX     .08            342.99
12/08/2003     2,000        FPFX     .08            182.99
03/30/2005    10,000        FPFX     .075           764.99
04/14/2005     5,000        FPFX     .15            764.99
04/14/2005     5,000        FPFX     .15            764.99
04/19/2005    10,000        FPFX     .15          1,514.99
Michael Gary Transactions during last 24 Months, Open Market, Pink Sheets. Amounts include commission:
Date       Shares Bought   Symbol  Price/Share     Amount
10/29/2003     2,500        FPFX    0.07            187.95
11/13/2003     2,500        FPFX    0.08            212.95
12/02/2003     2,500        FPFX    0.07            184.95
12/08/2003     2,500        FPFX    0.07            187.95
02/10/2004     2,500        FPFX    0.07            187.95
03/09/2005     1,000        FPFX    0.07             79.95
03/31/2005     5,000        FPFX    0.06            309.95
04/11/2005     5,000        FPFX    0.06            309.95
04/19/2005    10,000        FPFX    0.13          1,289.99
06/03/2005       100        FPFX    0.15             24.95
07/29/2005     5,000        FPFX    0.21          1,040.00
08/23/2005     5,000        FPFX    0.17            859.95
09/30/2005     1,000        FPFX    0.17            179.95
10/04/2005     3,000        FPFX    0.17            349.95
08/03/2004     1,000        FPFX    0.07             82.95
03/09/2005     1,750        FPFX    0.07            132.45
03/15/2005     3,250        FPFX    0.07            237.45
04/19/2005     3,000        FPFX    0.20            590.02
07/29/2005     5,000        FPFX    0.21          1,040.00
08/22/2005     2,000        FPFX    0.19            389.95
09/30/2005     1,000        FPFX    0.17            179.95

10/04/2005     2,000        FPFX    0.17            349.95

Mario Gonzalez Transactions during last 24 Months, Open Market, Pink Sheets.
Date       Shares Bought   Symbol  Price/Share     Amount
04/20/2004     5,000        FPFX     0.065       $  325.00
04/21/2004     5,000        FPFX     0.055       $  275.00
04/21/2004     5,000        FPFX     0.055       $  275.00
04/22/2004     5,000        FPFX     0.060       $  300.00
04/22/2004     5,000        FPFX     0.060       $  300.00
04/22/2004     5,000        FPFX     0.055       $  275.00
04/23/2004     5,000        FPFX     0.060       $  300.00
04/23/2004     5,000        FPFX     0.060       $  300.00
04/23/2004       500        FPFX     0.060       $   30.00
04/26/2004     4,500        FPFX     0.060       $  270.00
Rupen Gulenyan Transactions during last 24 Months, NONE
James O. Guthrie Transactions during last 24 Months, NONE
Steve M. Kutchman Transactions during last 24 Months, Open Market, Pink Sheets.
Date       Shares Bought   Symbol  Price/Share     Amount
8/10/2005        500        FPFX     .22         $  105.00
8/11/2005      2,500        FPFX     .22         $  550.00
James L. Leimach Transactions during last 24 Months, NONE

Thomas W. MacFarlane III Transactions during last 24 Months, Open Market, Pink Sheets. Amounts include commission:
Date       Shares Bought   Symbol  Price/Share     Amount
2/22/2005     60,000        FPFX     .06         $3,780.00
Robert J. Malnar Transactions during last 24 Months, Open Market, Pink Sheets. Amounts include commission:
Date       Shares Bought   Symbol  Price/Share     Amount
12/22/2003     3,066        FPFX     $0.07       $  225.61
12/30/2003     5,000        FPFX     $0.055      $  285.99
08/18/2005     6,934        FPFX     $0.17       $1,189.77
08/18/2005    17,800        FPFX     $0.17       $3,026.00
08/18/2005    10,000        FPFX     $0.16       $1,600.00
08/19/2005    24,694        FPFX     $0.16       $3,951.04
08/19/2005     5,306        FPFX     $0.17       $  913.01
08/22/2005       300        FPFX     $0.16       $   48.00
08/23/2005    32,206        FPFX     $0.17       $5,486.01
09/19/2005     3,002        FPFX     $0.16       $  491.31
09/20/2005    10,755        FPFX     $0.16       $1,731.79
09/21/2005     4,500        FPFX     $0.16       $  730.99
09/22/2005     1,570        FPFX     $0.16       $  262.19
09/27/2005     5,000        FPFX     $0.180      $  910.99
Date       Shares Sold     Symbol  Price/Share     Amount
04/15/2005     5,000        FPFX     $0.29       $1,428.94
04/15/2005     5,000        FPFX     $0.29       $1,438.94
Ron L. Martin Transactions during last 24 Months, Open Market, Pink Sheets. Amounts include commission:
Date       Shares Bought   Symbol  Price/Share     Amount
1/27/2004      5,000        FPFX     .08         $  403.00
1/28/2004     31,000        FPFX     .07         $2,268.00
John Mazzara Transactions during last 24 Months, Open Market, Pink Sheets. Amounts include commission:
Date       Shares Bought   Symbol  Price/Share     Amount
04/15/2003    50,000        FPFX     .04          2,074.75
11/21/2003    10,000        FPFX     .06            602.50
11/21/2003    25,000        FPFX     .06          1,506.25
11/21/2003    15,000        FPFX     .06            907.75
12/05/2003    50,000        FPFX     .07          3,529.00
10/28/2004   150,000        FPFX     .06          9,784.00
12/01/2004    45,000        FPFX     .04          2,038.50
12/01/2004    55,000        FPFX     .04          2,495.50
04/13/2005    10,000        FPFX     .09            943.91
Ronald J. Miller Transactions during last 24 Months, Open Market, Pink Sheets.
Date       Shares Bought   Symbol  Price/Share      Amount
01/02/04       8,814        FPFX     .075        $  661.05
01/02/04      30,000        FPFX     .08          2,400.00
01/02/04      20,000        FPFX     .07          1,400.00
01/02/04      50,000        FPFX     .07          3,500.00
William D. Prusaitis Transactions during last 24 Months, Open Market, Pink Sheets. Amounts include commission:
Date       Shares Bought   Symbol  Price/Share     Amount
04/22/2005    10,000        FPFX     .17         $1,729.99
06/16/2005    10,000        FPFX     .17          1,719.99
07/01/2005     1,200        FPFX     .165           208.99
07/05/2005     5,000        FPFX     .17            860.99
07/05/2005     5,000        FPFX     .165           919.99
07/05/2005     3,800        FPFX     .17            656.99
07/13/2005     3,500        FPFX     .16            570.99

07/14/2005     4,500        FPFX     .16            730.99
07/19/2005     2,000        FPFX     .16            330.99
07/19/2005       160        FPFX     .165            37.39
07/22/2005     1,397        FPFX     .16            245.50
07/26/2005       443        FPFX     .23            112.88
10/07/2005     3,000        FPFX     .19            584.99

11/14/2005     5,000        FPFX     .21           1,060.99

Welton Robinson Transactions during last 24 Months, Open Market, Pink Sheets.
Date       Shares Bought     Symbol  Price/Share  Amount
4/27/2004     25,000        FPFX     .05         $1,250.00
9/30/2004     25,000        FPFX     .06          1,500.00
12/7/2004     35,000        FPFX     .0375        1,312.50
12/7/2004     25,000        FPFX     .0375          937.50
1/12/2005    100,000        FPFX     .035         3,500.00
John P. Rosko Transactions during last 24 Months, Open Market, Pink Sheets. Amounts include commission:
Date       Shares Bought   Symbol  Price/Share     Amount
12/08/2003     8,310        FPFX     .08         $  664.81
Robert E. Simpson Transactions during last 24 Months, Open Market, Pink Sheets. Amounts include commission:
Date       Shares Bought   Symbol  Price/Share     Amount
12/03/2003    10,000        FPFX     0.07          $735.00
12/05/2003    10,000        FPFX     0.07          $735.00
12/31/2003    50,000        FPFX     0.06        $3,150.00
01/11/2005   100,000        FPFX     0.041       $4,110.99
01/14/2005   100,000        FPFX     0.04        $4,010.99
01/27/2005     1,900        FPFX     0.037          $81.29
01/28/2005   100,000        FPFX     0.038       $3,810.99
Tim M. Valles Transactions during last 24 Months, NONE
William L. Westfall Transactions during last 24 Months, NONE
K.V. Williams Transactions during last 24 Months, Open Market, Pink Sheets. Amounts include commission:
Date       Shares Sold     Symbol  Price/Share     Amount

12/31/2003    15,000        FPFX     .05          $ 769.99

Date       Shares Bought   Symbol  Price/Share     Amount
02/09/2004    15,000        FPFX     .07         $1,110.00
David P. Wolff Transactions during last 24 Months, Open Market, Pink Sheets. Amounts include commission:
Date       Shares Bought   Symbol  Price/Share     Amount
12/10/2003   100,000        FPFX     .075        $ 7509.99
12/30/2003    50,000        FPFX     .055        $ 2759.99
06/25/2004    40,000        FPFX     .08         $ 3209.99
07/01/2004       100        FPFX     .08         $   17.99
07/12/2004    11,608        FPFX     .08         $  938.63
09/20/2004    25,000        FPFX     .07         $ 1762.99
09/27/2004    30,000        FPFX     .07         $ 2112.99
01/10/2005   155,000        FPFX     .05         $ 7759.99
01/10/2005    45,000        FPFX     .047        $ 2115.00
06/07/2005     5,000        FPFX     .15         $  759.99
06/29/2005       200        FPFX     .16         $   41.99
10/25/2005    12,000        FPFX     .20         $ 2409.99
Date       Shares Sold     Symbol  Price/Share     Amount
05/20/2004    15,000        FPFX     .06         $  844.98
05/20/2004    91,708        FPFX     .045        $ 4126.76

         Except as disclosed in this Schedule, none of the Contributors owns any securities of the Company or any subsidiary of the Company, beneficially or of record, or was within the past year a party to any contract, arrangement or understanding with any person with respect to any such securities. Except as disclosed in this Schedule, to the knowledge of the Contributors, none of the Contributors has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the Special Meeting.

                                    IMPORTANT

     Your vote is important. No matter how many Shares you own, please give us your proxy FOR the election of the Committee Nominees by taking four steps:

     1. SIGN the enclosed yellow proxy card exactly as name appears on the card. When shares are held jointly, joint owners should each sign. Executors, Administrators, Trustees, etc., should indicate their capacity.

     2.   DATE the enclosed yellow proxy card.

     3. MAIL the enclosed yellow proxy card TODAY in the envelope provided (no postage is required if mailed in the United States). And

     4. CONTACT your broker and instruct the broker to execute a proxy card (for shares held in street name at Broker accounts)

     If any of your Shares are held in the name of a brokerage firm, bank, bank nominee or other institution (street name) only they can vote such Shares and only upon receipt of your specific instructions. Accordingly, please return the proxy card in the envelope provided or contact the person responsible for your account and instruct that person to execute the proxy card representing your Shares.

     If you have any questions or require any additional information concerning this Proxy Statement, please contact the FPFX SHAREHOLDER VALUE COMMITTEE at the address set forth below.

                        FPFX Shareholder Value Committee
                              c/o Danford L. Martin
                                  7 Egret Lane
                              Aliso Viejo, CA 92656
                 (800) 688-7757 or (877) NEW-FPFX (877-639-3739)

THE COMMITTEE URGES ALL SHAREHOLDERS TO VOTE FOR THE ELECTION OF THE COMMITTEE NOMINEES AS DIRECTORS.

                             PRELIMINARY PROXY CARD
                         FIRSTPLUS FINANCIAL GROUP, INC.
   PROXY FOR THE SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ________ __, 200_


         THIS PROXY IS SOLICITED BY THE FPFX SHAREHOLDER VALUE COMMITTEE AND NOT BY THE BOARD OF DIRECTORS OF FIRSTPLUS FINANCIAL GROUP, INC.

The undersigned stockholder of FIRSTPLUS FINANCIAL GROUP, INC. hereby appoints Danford L. Martin (or his appointed designee) as attorney and proxy, with power of substitution and revocation, to represent the undersigned at the Special Meeting of Shareholders of FIRSTPLUS FINANCIAL GROUP, INC. to be held on such date, and at such place and time as Second Judicial District Court of the State of Nevada determines, and at any adjournment, postponement or rescheduling thereof, with authority to vote all shares held or owned by the undersigned in accordance with the directions indicated herein. This proxy, when properly executed, will cause your shares to be voted as you direct. If you return this proxy, properly executed, without specifying a choice, your shares will be voted "FOR" the nominees identified below.

THE FPFX SHAREHOLDER VALUE COMMITTEE RECOMMENDS A VOTE "FOR" THE NOMINEES LISTED BELOW.

1. Election of Directors.

To elect four (4) directors to hold office until the next Annual Meeting of stockholders or until their successors are duly elected and qualified, or until such director's earlier death, resignation or removal.

Nominees: (1) Danford L. Martin, (2) James T. Capretz (3) James P. Hanson, and
          (4) Robert D. Davis

   FOR ALL NOMINEES [  ]                  [  ]  WITHHELD FROM ALL NOMINEES


Instruction: To withhold authority to vote for election of one or more persons nominated by the FPFX Shareholder Value Committee, mark FOR ALL NOMINEES and cross out names(s) of persons with respect to whom authority is withheld.


2. Other Matters. IN HIS DISCRETION, THE PROXY IS AUTHORIZED TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY BE PRESENTED TO THE MEETING OR ANY ADJOURNMENT, POSTPONEMENT OR RESCHEDULING THEREOF AND IS UNKNOWN TO THE FPFX SHAREHOLDER VALUE COMMITTEE AND ITS REPRESENTATIVE A REASONABLE TIME BEFORE THE COMMENCEMENT OF THE FPFX SHAREHOLDER VALUE COMMITTEES' SOLICITATION OF PROXIES.

Dated:_______, 2005

-----------------------------------       -------------------------------------
Signature                                 Additional Signature (if held jointly)

-----------------------------------       -------------------------------------
Print Name and (Title if applicable)      Print Name of Additional Signature

When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by authorized person. The signer hereby revokes all proxies previously given by the signer to vote at the Special Meeting of Shareholders of FirstPlus Financial Group, Inc. and any adjournment, postponement or rescheduling thereof.

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND PROMPTLY RETURN THIS YELLOW PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE SO THAT YOUR SHARES MAY BE REPRESENTED AT THE MEETING.